SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

6-K Items

1.	Financial Statements of Internet Gold -Golden Lines Ltd. as of December 31, 2004

2.	Operating and Financial Review and Prospects

3.	Exhibit 12.1-Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

4.	Exhibit 12.2-Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

5.	Exhibit 13.1-Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.	Exhibit 13.2-Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Item 1

Internet Gold - Golden Lines Ltd. Financial Statements As at December 31, 2004

Internet Gold - Golden Lines Ltd.

Financial Statements as at December 31, 2004

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2004 and 2003	F-3

Statements of Operations for the years ended
December 31, 2004, 2003 and 2002	F-5

Statements of Changes in Shareholders’ Equity for the years ended
December 31, 2004, 2003 and 2002	F-6

Statements of Cash Flows for the years ended
December 31, 2004, 2003 and 2002	F-7

Notes to the Financial Statements	F-10

Annex A to the Financial Statements	F-54

[LOGO]	Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444 Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Internet Gold - Golden Lines Ltd.

We have audited the accompanying consolidated and company balance sheets of Internet Gold - Golden Lines Ltd. (hereinafter - the “Company”) as of December 31, 2004 and 2003, and the related consolidated and company statements of operations, changes in shareholders’ equity and cash flows, for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations, the changes in shareholders’ equity and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2C the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

As discussed in Note 21 to the consolidated financial statements, the Company adopted Financial Standards Board Interpretation No. 46(R) "Consolidation of Variable Interest Entities" in 2004 by restating the consolidated financial statements of 2003 and 2002 with a cumulative effect adjustment as of the beginning of 2002 in the amount of NIS 4,382 thousand.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel

February 17, 2005

Balance Sheets - Consolidated and Company

						Convenience
						translation
						into
						US Dollars
						(Note 2E)
		Consolidated		Company		Consolidated
		December 31	December 31	December 31	December 31	December 31
		2004	2003	2004	2003	2004
		Reported	Adjusted	Reported	Adjusted
		Amounts*	Amounts**	Amounts*	Amounts**
	Note	NIS thousands				US$ thousands
Current assets
Cash and cash equivalents	3	75,637	81,891	75,323	81,660	17,557
Trade receivables, net	4	52,682	35,569	37,723	26,601	12,231
Other receivables	5	8,948	12,769	7,408	10,539	2,077
Deferred taxes	16	2,564	1,914	-	-	595

Total current assets		139,831	132,143	120,454	118,800	32,460

Investments
Investments in
investee companies	6	-	1,550	16,821	8,287	-
Deferred taxes	16	22	21	-	-	5

		22	1,571	16,821	8,287	5

Property and
equipment, net	7	40,583	29,160	36,075	26,796	9,420

Other assets and
deferred charges	8	114,956	51,130	112,253	49,895	26,684

Assets allocated to
discontinued operation	20	4,631	-	-	-	1,075

Total assets		300,023	214,004	285,603	203,778	69,644

/s/ Eli Holtzman	/s/ Doron Turgeman
Eli Holtzman	Doron Turgeman
Chief Executive Officer and Director	Chief Financial Officer

Date of signature: February 17, 2005

*     With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

						Convenience
						translation
						into
						US Dollars
						(Note 2E)
		Consolidated		Company		Consolidated
		December 31	December 31	December 31	December 31	December 31
		2004	2003	2004	2003	2004
		Reported	Adjusted	Reported	Adjusted
		Amounts*	Amounts**	Amounts*	Amounts**
	Note	NIS thousands				US$ thousands
Liabilities
Current liabilities
Short-term bank loans	9	10,950	5,259	7,668	2,459	2,542
Accounts payable	10	73,383	***36,591	69,414	***33,915	17,034
Other payables	11	13,784	***14,037	8,742	***9,888	3,200

Total current liabilities		98,117	55,887	85,824	46,262	22,776

Long-term liabilities
Excess of liabilities over
assets in investees	6	-	7,706	-	7,706	-
Long-term loans and other
long-term obligations	12	72,117	27,389	72,111	27,193	16,740
Deferred revenues		3	23	3	23	1
Liability for severance
pay, net	13	6,240	4,928	5,772	4,523	1,448

Total long-term liabilities		78,360	40,046	77,886	39,445	18,189

Liabilities allocated to
discontinued operation	20	1,653	-	-	-	384

Shareholders’ equity
Ordinary shares,
NIS 0.01 par value
(501,000,000 shares
authorized; 18,431,500
shares issued and fully paid
as at December 31, 2004)		197	197	197	197	46
Additional paid in capital		215,040	215,040	215,040	215,040	49,916
Accumulated deficit		(93344)	(97166)	(93344)	(97166)	(21667)

Total shareholders’ equity		121,893	118,071	121,893	118,071	28,295

Total liabilities and
Shareholders' equity		300,023	214,004	285,603	203,778	69,644

*     With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.
*** Reclassified

The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

Statements of Operations - Consolidated and Company

								Convenience
								translation
								into US Dollars
								(Note 2E)
		Consolidated			Company			Consolidated
		Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
		December 31	December 31	December 31	December 31	December 31	December 31	December 31
		2004	2003	2002	2004	2003	2002	2004
		Reported	Adjusted	Adjusted	Reported	Adjusted	Adjusted
		Amounts*	Amounts**	Amounts**	Amounts*	Amounts**	Amounts**
	Note	NIS thousands (except for per share data)						US$ thousands
Revenues	15A	219,577	179,642	184,318	180,343	157,394	169,052	50,970

Costs and expenses:
Cost of revenues	15B	96,820	92,871	99,564	80,819	78,008	85,798	22,474
Selling and marketing expenses	15C	73,155	41,393	37,125	65,842	42,538	37,981	16,981
General and administrative expenses	15D	24,258	21,908	21,209	19,810	18,959	18,712	5,631
Total costs and expenses		194,233	156,172	157,898	166,471	139,505	142,491	45,086
Income from operations		25,344	23,470	26,420	13,872	17,889	26,561	5,884
Financing income (expenses), net	15E	122	(3,235)	2,151	2,452	587	3,701	28
Other (expenses) income, net		(1,077)	(2,592)	(3)	503	17	(110)	(250)
Income from continued operations before income taxes		24,389	17,643	28,568	16,827	18,493	30,152	5,662
Income tax benefit	16	301	1,935	-	-	-	-	70
Income after income tax		24,690	19,578	28,568	16,827	18,493	30,152	5,732
Company's share in net income (loss) of investees		(396)	(1,538)	(1,530)	7,467	(453)	(3,114)	(92)
Income from continued operations		24,294	18,040	27,038	24,294	18,040	27,038	5,640
Company's share in loss of a subsidiary
from discontinued operations	20	(4,763)	(3,737)	(7,080)	(4,763)	(3,737)	(7,080)	(1,106)
Net income		19,531	14,303	19,958	19,531	14,303	19,958	4,534
Income (loss) per share, basic and diluted
Net income per NIS 0.01 par value of
shares (in NIS) from continuing operations		1.32	0. 98	1. 47	1.32	0.98	1.47	0.31
Net loss per NIS 0.01 par value of shares (in NIS)
from discontinued operation		(0.26)	(0. 20)	(0.39)	(0.26)	(0.20)	(0.39)	(0.06)
Net income per NIS 0.01 par value of shares (in NIS)		1.06	0.78	1.08	1.06	0.78	1.08	0.25
Weighted average number of shares outstanding (in thousands)		18,432	18,432	18,432	18,432	18,432	18,432	18,432

*     With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

Statements of Changes in Shareholders’ Equity

	Share capital *
	Number of	Amount	Additional	Accumulated
	shares		paid-in capital	Deficit	Total
	Amounts adjusted to the effect of inflation in terms of NIS of December 2003
	NIS 0.01 par value		NIS thousands
Balance as of
January 1, 2002	18,431,500	197	215,040	(131427.00)	83,810

Changes during 2002

Net income for the year	-	-	-	19,958	19,958

Balance as of
December 31, 2002	18,431,500	197	215,040	(111469.00)	103,768

Changes during 2003:

Net income for the year	-	-	-	14,303	14,303

Balance as of
December 31, 2003	18,431,500	197	215,040	(97166.00)	118,071

	Share capital (*)		Additional
	Number of	Amount	paid-in	Accumulated
	shares		capital	Deficit	Total
	Reported Amounts**
	NIS 0.01 par value		NIS thousands
Balance as of
December 31, 2003	18,431,500	197	215,040	(97166.00)	118,071

Changes during 2003:
Capital reserve
from purchase of
investee company	-	-	-	(15709.00)	(15709.00)
Net income for the year	-	-	-	19,531	19,531

Balance as of
December 31, 2004	18,431,500	197	215,040	(93344.00)	121,893

*     Number of authorized shares - 501,000,000
**   With respect to discontinuance of adjustment to the effect of inflation as from the CPI at December 31, 2003 (see Note 2C).

The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

Statements of Cash Flows - Consolidated and Company

							Convenience
							translation
							into US Dollars
							(Note 2E)
	Consolidated			Company			Consolidated
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002	2004
	Reported	Adjusted	Adjusted	Reported	Adjusted	Adjusted
	Amounts*	Amounts**	Amounts**	Amounts*	Amounts**	Amounts**
	NIS thousands						US$ thousands
Cash flows from operating activities:
Net income	19,531	14,303	19,958	19,531	14,303	19,958	4,534

Adjustments to reconcile net income to net cash
provided by operating activities:
Net loss from discontinued operations	4,763	3,737	7,080	4,763	3,737	7,080	1,106
Depreciation and amortization	21,856	16,219	15,333	19,445	13,621	13,754	5,072
Increase in liability for termination of
employer - employee relations, net	1,284	1,147	202	1,249	1,060	2	298
Company's share in net loss (income) of investees	396	1,538	1,530	(7,467)	453	3,114	92
Interest on long -term loans	(2,161)	(374)	(644)	1,196	(4,012)	(1,043)	(502)
(Gain) loss on sale of property and equipment	(382)	16	110	(413)	16	110	(89)
Impairment of investments	1,551	2,609	-	-	-	-	360
Deferred taxes	(301)	(1,935)	-	-	-	-	(70)
Changes in assets and liabilities, net of effect of acquired companies and discontinued operations:
Increase in trade receivables	(15,041)	(4,362)	(2,939)	(11,122)	(918)	(675)	(3,491)
(Increase) decrease in other receivables	(2,158)	(2,548)	1,987	(2,962)	(1,189)	3,815	(501)
(Decrease) increase in accounts payable	11,774	***(3,290)	***(656)	12,610	(775)	(675)	2,733
(Decrease) increase in other payables	(2,927)	***2,112	***(758)	(1,166)	(797)	(5,067)	(679)
Net cash provided by continued operating activities	38,185	29,172	41,203	35,664	25,499	40,373	8,863
Net cash used in discontinued operating activities	-	-	-	-	-	-	-
Net cash provided by operating activities	38,185	29,172	41,203	35,664	25,499	40,373	8,863

*     With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** Reclassified
The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

Statements of Cash Flows - Consolidated and Company (cont'd)

							Convenience
							translation
							into US Dollars
							(Note 2E)
	Consolidated			Company			Consolidated
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002	2004
	Reported	Adjusted	Adjusted	Reported	Adjusted	Adjusted
	Amounts*	Amounts**	Amounts**	Amounts*	Amounts**	Amounts**
	NIS thousands						US$ thousands
Cash flows from investing activities:
Acquisition of property and equipment	(22,830)	(13,450)	(11,153)	(23,210)	(13,119)	(10,202)	(5,299)
Proceeds from sales of property and equipment	1,266	65	248	1,046	65	248	294
Grant of long-term loans to investee company	(30,500)	-	-	-	-	-	(7,080)
Grant of long-term loans	-	-	(1,266)	-	-	(1,266)	-
Repayment of long-term loans	4,741	1,079	956	4,741	1,079	956	1,101
Investment in investee companies	-	(6,474)	-	(32,540)	(9,624)	(16,364)	-
Investment in other assets	(69,220)	(51,926)	(1,048)	(67,898)	(50,598)	-	(16,068)
Acquisition of formerly investee company (Appendix A)	(1,122)	-	116	-	-	-	(261)
Net cash used in continued investment activities	(117,665)	(70,706)	(12,147)	(117,861)	(72,197)	(26,628)	(27,313)
Net cash used in discontinued operations
investment activities	-	-	(1)	-	-	-	-
Net cash used in investment activities	(117,665)	(70,706)	(12,148)	(117,861)	(72,197)	(26,628)	(27,313)
Cash flows from financing activities:
Changes in short-term bank loans	3,549	(4,717)	(29,983)	5,844	4	(15,095)	824
Receipt of long-term loans under lease agreement	81,039	60,181	-	81,039	60,181	-	18,811
Receipt of long-term loans from bank	30,500	-	-	30,500	-	-	7,080
Repayment of long-term loans under lease agreement	(41,862)	(17,184)	(1,545)	(41,523)	(16,869)	(1,226)	(9,717)
Net cash provided by (used in) continued financing activities	73,226	38,280	(31,528)	75,860	43,316	(16,321)	16,998
Net cash provided by discontinued operations
financing activities	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	73,226	38,280	(31,528)	75,860	43,316	(16,321)	16,998

*     With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

Statements of Cash Flows - Consolidated and Company (cont'd)

							Convenience
							translation
							into US Dollars
							(Note 2E)
	Consolidated			Company			Consolidated
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002	2004
	Reported	Adjusted	Adjusted	Reported	Adjusted	Adjusted
	Amounts*	Amounts**	Amounts**	Amounts*	Amounts**	Amounts**
	NIS thousands (except for per share data)						US$ thousands
Changes in cash and cash equivalents	(6,254)	(3,254)	(2,473)	(6,337)	(3,382)	(2,576)	(1,452)

Cash and cash equivalents at beginning of year	81,891	85,145	87,618	81,660	85,042	87,618	19,009
Cash and cash equivalents at end of year	75,637	81,891	85,145	75,323	81,660	85,042	17,557
Non-cash investing activities:
Accounts payable in respect of fixed assets	3,337	2,352	3,952	3,283	2,255	3,952	775
Investment in subsidiary	-	(4,252)	-	-	-	-	-
Cash reserve from purchase of investee company from a related party	15,709	-	-	15,709	-	-	-
Cash paid for interest, net	323	553	1,592	247	323	1,592	75

Appendix A
Consolidation of formerly investee company
Operating capital, net of cash	3,878	-	181	-	-	-	900
Property and equipment, net	(2,125)	-	(173)	-	-	-	(493)
Other assets	(700)	-	104	-	-	-	(162)
Assets allocated to discontinued operations	(4,631)	-	-	-	-	-	(1,075)
Liabilities allocated to discontinued operations	1,653	-		-	-	-	384
Long-term liabilities	28	-	4	-	-	-	6
Capital reserve from purchase of investee company from a related party	(15,709)	-	-	-	-	-	(3,646)
Investment in investee	16,484	-	-	-	-	-	3,825
	(1,122)	-	116	-	-	-	(261)
Appendix B -
Exit from consolidation of a previously consolidated subsidiary
Working capital, net of cash	-	-	(31,735)	-	-	-	-
Property and equipment, net	-	-	13,248	-	-	-	-
Long-term liabilities	-	-	(12,598)	-	-	-	-
Customer list, net	-	-	9,638	-	-	-	-
Minority interest	-	-	16,621	-	-	-	-
Company's share in excess of liabilities over assets in investees	-	-	4,825	-	-	-	-
	-	-	(1)	-	-	-	-

*     With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
The accompanying notes are an integral part of the financial statements.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 - General

Internet Gold - Golden Lines Ltd. (hereinafter “the Company”) was incorporated in Israel in 1992. From 1996, the Company has operated as a provider of internet services, tailored to meet the needs of residential and business subscribers, including internet access and related value-added services, as well as content through portals. The Company launched its international Telephone Service (ITS) under the brand "015" in august 2004. The license to provide ITS was granted for 20 years.

Internet Gold is a public company and its ordinary shares currently trade on the NASDAQ national market.

Note 2 - Reporting Principles and Accounting Policies

A.    Basis of preparation of financial statements

These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 21 for a reconciliation to generally accepted accounting principles in the United States.

B.    Definitions

In these financial statements -

(1)	The Company Internet Gold - Golden Lines Ltd.

(2)	The Group - Internet Gold - Golden Lines Ltd. and its investee companies as specified in Annex A list of Group Companies.

(3)	Subsidiary - A company, including a partnership or joint venture, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(4)	Affiliated company - A company, other than a subsidiary and including a partnership or joint venture, the Company's investment in which is stated, directly or indirectly, under the equity basis.

(5)	Investee company - A subsidiary or affiliated company

(6)	Related party - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (hereinafter - the ICPAI).

(7)	Interested party as defined in Paragraph (1) of the definition of an "interest party" in Section 1 of the Securities Law - 1968.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Reporting Principles and Accounting Policies

B.    Definitions (cont'd)

(8)	Controlling shareholder - As defined in the Securities Regulations (Financial Statement Presentation of Transactions between a company and its controlling shareholder) - 1996.

(9)	CPI - The Consumer Price Index as published by the Central Bureau of Statistics.

(10)	Adjusted amount - the nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

(11)
Reported amount - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

(12)	Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

(13)	Nominal financial reporting - Financial reporting based on reported amounts.

C.    Financial statements in reported New Israeli Shekels (NIS)

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

1.     In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the Consumer Price Index. The adjusted amounts that are included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included according to their nominal values.

2.     Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

3.     The term "cost" in these financial statements means the reported amount of cost.

4.     All the comparative data for prior periods is stated adjusted to the index at December 31, 2003.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Reporting Principles and Accounting Policies

C.    Financial statements in reported New Israeli Shekels (NIS) (cont'd)

Balance sheets:

a.	Non-monetary items are stated at reported amounts.

b.	Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

Statement of operations:

A.
Income and expenses deriving from non-monetary items from provisions included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

B.	The other income and expense items (such as: sales, purchases, current manufacturing costs, etc.) are presented at their nominal values.

D.    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

E.    Convenience translation

For the convenience of the reader, the reported NIS figures of December 31, 2004 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2004 (NIS 4.308 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

F.    Principles of consolidation

The consolidated financial statements include those of the Company and all its subsidiary companies. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont’d)

G.    Exchange rate and Consumer Price Index data

1.     Transactions in foreign currency

Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company's monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

2.     Representative rates of exchange (as published by the Bank of Israel) and Consumer Price Indices (as published by the Israeli Central Bureau of Statistics) are as follows:

	Exchange	Consumer
	rate	Price
	of the $	Index
As of December 31, 2002	4.737	182.01 points
As of December 31, 2003	4.379	178.58 points
As of December 31, 2004	4.308	180.74 points

Changes during the:
Year ended December 31, 2002	7.27%	6.49%
Year ended December 31, 2003	(7.56%)	(1.88%)
Year ended December 31, 2004	(1.625%)	1.21%

H.    Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

I.    Allowance for doubtful accounts

The allowance for doubtful accounts represents management’s estimate of the aged receivable balance considered uncollectible, based on past experience.

J.    Investments

Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont’d)

K.    Property and equipment

Property and equipment are stated at cost less depreciation.

Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

Annual depreciation rates are as follows:

%
Network equipment and computers	25 - 33
Motor vehicles	15
Furniture and office equipment	6 - 15
Leasehold improvements	10

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

L.    Other assets

1.     Special content web sites

Certain costs relating to self construction of special content web-sites have been capitalized according to EITF-00-02 and amortized over a period of 18 months from completion of construction. Such capitalized costs are presented as part of other assets.

2.     Rights of Use (ROU) of international fiber optic lines

The Company signed a long-term agreement with two of its suppliers (see Note 14F). The ROU purchase is presented in the financial statements as a capital lease. Amortization is computed by the straight-line method over the term of the agreement (15 years) subject to technological obsolescence effects.

3.     Deferred charges

The Company defers costs incurred relating to the expansion of customer base by long-term contracts granting the customers incentives such as Routers, firewall, etc. The consideration in such long-term contracts is refundable. The Company amortizes such costs over the term of the agreement. The Company reflects long-term deferred charges net of current maturities that are presented as prepaid expenses.

In addition, the company granted the Ministry of Communication in Israel a guarantee related to the International telephoning services license. The commission regarding this guarantee is amortized over the term of the guarantee.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont’d)

M.    Deferred income

The deferred income in the consolidated financial statements is derived from Post Contract Customer Support ("PCS") and from advertising services. Those revenues are recognized ratably over the period that services are provided (see also Note 2N).

N.    Revenue recognition

(1)    Sales of products

Revenues from sales of products are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

Revenues from the electronic commerce and "after sale" activity are recognized as the services are performed or when the goods are delivered, as applicable.

(2)    Revenues from services

Revenues from services are recognized proportionately over the period of the agreement or upon the performance of the service if it is certain that the economic benefits attributed to the performance of the service will be received.

Most of the Company's revenues from services are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, advertising revenues and recently international telephony services. Revenues from website hosting are recognized as the services are performed. Advertising revenues are recognized on a straight-line over the term of the contract. Revenues from international carrier services are recognized according to minutes of traffic.

(3)    Multiple element sale agreements

Revenues from sale agreements which do not include a general right of return and which include a number of elements such as: hardware, software and support agreements, are split into separate accounting units and are recognized separately with respect to each accounting unit. An element constitutes a separate accounting unit if, and only if, it has a separate value to the customer and there is reliable and objective evidence regarding the fair value of all the elements of the agreement/the fair value of undelivered elements. Elements that not split into an accounting unit due to non-fulfillment of the conditions specified above are grouped together under one accounting unit. Revenues from the various accounting units are recognized when the conditions for recognizing the revenues from the elements included in that same accounting unit according to their type have been fulfilled, and only up to the amount of the consideration that is not contingent upon the completion/execution of the other elements of the contract.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont’d)

N.    Revenue recognition (cont'd)

(4)    Revenues from the sale of software

Revenues from the sale of software are recognized in accordance with American Statement of Position SOP 97-2 "Software Revenue Recognition" (as amended by SOP 98-9). According to the standard, revenues from the sale of software licenses are recognized when all the following conditions have been met: the software has been delivered to the customer, collection of the payment is probable, the amount of the contract has been or can be determined and there is objective and persuasive evidence of the contract and of the Company's ability to allocate the consideration between the elements of the contract.

O.    Income taxes

Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

In the reporting period, the Company has reported profits and utilized a portion of the tax loss carryforward but, due to the uncertainty inherent in the intense competition in the market which has developed in recent months, the Company's management cannot be reasonably assured as to the Company's ability to further utilize the tax asset in the foreseeable future. Therefore, a valuation allowance has been provided to the full amount of these losses.

The Company believes that two of its subsidiaries will utilize their carryforward tax losses and therefore a deferred tax asset has been recorded in those subsidiaries (See Note 16B).

P.    Financial instruments

The financial statements include disclosures relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company’s books of account and their fair value.

Q.    Income (loss) per share

Income (loss) per share is computed based on the weighted average number of shares outstanding during each period not including share options granted, in accordance with Opinion No. 55 of the ICPAI.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont’d)

R.    Impairment of assets

In February 2003, the Israel Accounting Standards Board (hereinafter - IASB) published Accounting Standard No. 15 - "Impairment of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method.

According to the Standard, Internet Gold International Ltd., a wholly-owned subsidiary of the Company, has fully written off its investment in an Internet group in Greece (see Note 6A(3)). The impairment charges of NIS 2,609 in 2003 and NIS 1,555 in 2004 are presented as other expenses.

The adoption of the Standard had no impact on the operations of the former affiliated company as the client list was partially impaired prior to the release of the standard.

S.    Segment reporting

Segment reporting is represented according to Accounting Standard No. 11 of the IASB.

T.    Discontinued operation

Discontinued operations are presented in accordance with Accounting Standard No. 8 and are separated from the information regarding continuing operations.

U.    Disclosure of effect of new accounting standards in the period prior to their implementation

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Company's estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 3 - Cash and Cash Equivalents

The Company holds its available funds in US$ dollar short-term deposits bearing interest rates ranging from 1% to 2%.

Note 4 - Trade Receivables, Net

Trade receivables consist of:

	Consolidated		Company
	As at	As at	As at	As at
	December 31, 2005	December 31, 2005	December 31, 2005	December 31, 2005
	2004	2003	2004	2003
Open accounts and accrued revenues	43,750	29,050	29,102	19,165
Checks, debit orders and credit
cards receivable	15,775	13,134	13,506	12,526
	59,525	42,184	42,608	31,691

Allowance for doubtful accounts	(6,843)	(6,615)	(4,885)	(5,090)

	52,682	35,569	37,723	26,601

Changes in the allowance for doubtful accounts were as follows:

	Consolidated	Company
Balance as of December 31, 2002	7,241	5,919
Additions charged to bad debt expenses	1,538	1,358
Write-downs charged against the allowance	(863)	(846)
Recoveries of amounts previously written off	(1,301)	(1,341)

Balance as of December 31, 2003	6,615	5,090

Additions charged to bad debt expenses	2,118	679
Write-downs charged against the allowance	(1,212)	(572)
Recoveries of amounts previously written off	(678)	(312)

Balance as of December 31, 2004	6,843	4,885

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 5 - Other Receivables

Other receivables consist of:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Prepaid expenses	6,762	5,121	6,230	4,906
Related parties (see Note 17)	1,213	2,554	429	560
Other	973	5,094	749	5,073

	8,948	12,769	7,408	10,539

Note 6 - Investments in Investee Companies

A.    Data in respect of the Company’s subsidiaries and affiliated is as follows:

(1)    Gold Trade Ltd. (GT)

GT, a wholly owned subsidiary, owns e-commerce activity, the P-1000 Mega-Mall, which was launched on June 30, 2000. At the end of 2002, GT has shifted its e-commerce activity to a tender site. As such, this activity is based on commission of about 7% of sales. The revenue is recorded on a net basis.

During December 2004, the Company acquired all of the shares of GT from a related party and from others.

The excess of consideration over the GT's value in the related party financial statement recorded as a capital reserve.

The excess of consideration over Gold Trade's value in Eurocom books was recorded as capital reserve.

As of December 31, 2004, Gold Trade had incurred losses of NIS 73.5 million ($ 17.1 million). Most of Gold Trade losses were covered by capital infusions.

The Company recorded its share of GT's losses amounting to NIS 5.16 million in 2004 (NIS 5.28 million in 2003).

Regarding discontinuance of operations in 2004, see Note 20.

(2)    MSN Israel Ltd. (MSN)

MSN Israel was established in April 2000, and is an independent company jointly owned by Internet Gold (50.1%) and The Microsoft Corporation (49.9%). This portal, with the same look and feel as MSN Worldwide, uniquely combines leading Israeli content and e-commerce providers and integrates with Microsoft's leading network services such as Messenger, Hotmail (in Hebrew), Passport and Web Communities offering local users access to the most advanced online Internet services in the world. This portal constitutes the first step toward realizing the vision of an "everyday web" in Israel.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies (cont'd)

A.    (cont'd)

(2)    MSN Israel Ltd. (MSN) (cont'd)

The consolidated financial statements include those of MSN. The Company recorded its share of MSN's net income amounting to NIS 2.2 million in 2004 (net losses of NIS 2.4 million in 2003).

The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses and the recovery of the losses. The Company has already financed approximately $ 8.8 million as of balance sheet date (including $7.3 million accumulated deficit).

In November 2002, MSN exercised an option to obtain 50% of the portal "Start" for no immediate consideration but was obligated to pay royalties to the other shareholder at the amount of 20% of the revenues of "Start" for a period of 36 months. Minimum payments per month was of $8 thousand. MSN sold its 50% share of Start to Gold Mind at the end of 2004 for no consideration.

(3)    Internet Gold International Ltd. (IGI)

Established in January 2000 as a wholly owned subsidiary of Internet Gold, with a goal of becoming a regional Internet Group. IGI's strategy included acquiring and partnering with local Internet Service Providers, IT companies and Media Groups in emerging markets. Currently, IGI holds 15.2% in shares of an Internet Group in Greece (the investment, of US$ 1 million, has been fully written off). The impairment charges of NIS 2,609 and NIS 1,550 for 2003 and 2004, respectively, are presented as other expenses. IGI operates an international ISP services to customers outside Israel. The investment is presented on a cost basis. The Company recorded its share of IGI's losses amounting to NIS 0.5 million in 2004 most of which was derived from the impairment (loss of NIS 1.6 million in 2003). The Company's investment in IGI is in the form of a nominal non-interest bearing capital note plus loans amounting to NIS 5.6 million.

(4)    Gold Mind Ltd. (GM)

Established in January 2000 as a wholly owned subsidiary, the company is currently engaged in virtual magazine sales and sale of value-added services such as anti Virus and anti Spam. At the end of 2004 GM acquired 50% of the portal Start from the former shareholder (including a loan) and the remaining 50% from MSN. As of December 31, 2004, GM holds 100% from Start shares. The Company recorded its share of GM's profits amounting to NIS 6.2 million in 2004 (profits of NIS 5 million in 2003).

(5)    Start Net Ltd. (Start)

Start is a wholly owned subsidiary, it owns portal content-web communities offering local users access to the most advanced online internet services in the world.

At the end of 2004 GM acquired 50% of the portal Start from the former shareholder (including a loan) and the remaining 50% from MSN.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies (cont'd)

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
B.
Investments in subsidiaries
Consists of the following:
Cost of shares	-	-	24,046	55
Accumulated losses	-	-	(73,421)	(45,550)
Capital reserve from
purchase of investee
company	-	-	(15,709)	-
	-	-	(65,084)	(45,495)
Loans	-	-	81,905	53,782
	-
	-	-	16,821	8,287

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
C. Investments in
investee companies:
Cost of shares	-	24,418	-	22,868
Accumulated losses	-	(30,574)	-	(30,574)

	-	(6,156)	-	(7,706)

Presented as investments in
investee companies	-	1,550	16,821	8,287

Presented as part of long-
term liabilities	-	7,706	-	7,706

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 7 - Property and Equipment, Net

Property and equipment consists of:

A.    Consolidated

	Network	Furniture and	Motor	Leasehold
	equipment and	office equipment	vehicles (1)	improvements	Total
	computers
Cost:
As at
December 31, 2003	74,518	18,359	7,426	9,681	109,984
Additions	18,346	4,170	-	1,299	23,815
Acquisition of
Gold Trade	8,472	595	240	2,063	11,370
Disposals	(511)	(15)	(4,091)	(38)	(4,655)
As at
December 31, 2004	100,825	23,109	3,575	13,005	140,514

Depreciation:
As at
December 31, 2003	58,181	9,907	4,944	7,792	80,824
Depreciation for
the year	8,455	3,382	902	894	13,633
Acquisition of
Gold Trade	6,772	533	188	1,752	9,245
Disposals	(500)	(15)	(3,218)	(38)	(3,771)
As at
December 31, 2004	72,908	13,807	2,816	10,400	99,931

Property and
equipment, net
As at
December 31, 2004	27,917	9,302	759	2,605	40,583
As at
December 31, 2003	16,337	8,452	2,482	1,889	29,160

(1)
Includes cost of motor vehicles under financial lease agreements totaling NIS 3,536 as of December 31, 2004 (NIS 7,391 as of December 31, 2003). Liens have been placed on such vehicles, in favor of the lessor, (see also Note 14(E)).

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 7 - Property and Equipment, Net (cont'd)

B.    Company

	Network	Furniture and	Motor	Leasehold
	equipment and	office equipment	Vehicles(1)	improvements	Total
	computers
Cost:
As at
December 31, 2003	69,416	18,184	5,947	9,504	103,051
Additions	17,517	4,088	-	860	22,465
Disposals	(511)	(15)	(3,356)	(38)	(3,920)

As at
December 31, 2004	86,422	22,257	2,591	10,326	121,596

Depreciation:
As at
December 31, 2003	54,563	9,866	4,133	7,693	76,255
Depreciation for
the year	7,590	3,369	709	885	12,553
Disposals	(500)	(15)	(2,734)	(38)	(3,287)

As at
December 31, 2004	61,653	13,220	2,108	8,540	85,521

Property and
equipment, net
As at
December 31, 2004	24,769	9,037	483	1,786	36,075

As at
December 31, 2003	14,853	8,318	1,814	1,811	26,796

(1)
Includes cost of motor vehicles under financial lease agreements totaling NIS 2,581 as of December 31, 2004 (NIS 5,938 as of December 31, 2003). Liens have been placed on such vehicles, in favor of the lessor.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 - Other Assets and Deferred Charges

Consists of:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Web site construction for self use
(see Note 2L (1))	7,029	5,888	219	219
Amortization of web sites	(5,925)	(4,707)	(219)	(219)
	1,104	1,181	-	-
Right of use of International
Communication Lines
(see Note 2L (2))	117,797	50,598	117,797	50,598
Less: amortization	(8,423)	(1,573)	(8,423)	(1,573)
	109,374	49,025	109,374	49,025

Portal start	868	-	-	-
Less: amortization	-	-	-	-
	868	-	-	-

Deferred charges and other (see
Note 2L (3))	3,610	924	2,879	870

	114,956	51,130	112,253	49,895
Note 9 - Short-Term Bank Loans

Short-term loans and credit from banks consist of:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Short-term loans at Prime*	10,817	4,279	7,598	1,754
Current maturities of long-term loans	133	980	70	705

	10,950	5,259	7,668	2,459

* The Prime rate as of December 31, 2004 was 5.2% (December 31, 2003- 6.7%).

See Note 14C with regard to bank guarantees.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 10 - Accounts Payable

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Trade payables - open account	60,736	27,992	58,855	26,358
Trade payables abroad	1,195	758	1,195	758
Checks payable	4,258	2,444	3,201	2,023
Accrued expenses	7,194	*5,397	6,163	*4,776

	73,383	36,591	69,414	33,915

Note 11 - Other Payables

Other payables consist of:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Employees and payroll accruals	7,197	5,465	5,399	4,578
Related parties (see Note 17)	2,211	*4,507	1,399	*2,718
Liability for vacation and
recreation pay	1,905	1,707	1,682	1,514
Deferred income	2,205	1,489	107	206
Other	266	869	155	872

	13,784	14,037	8,742	9,888
* Reclassified

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)
Note 12 - Long-Term Loans and Other Long-Term obligations

Long-term loans and other long-term obligations under capital and operating leases are as follows:

		Consolidated		Company
		As at	As at	As at	As at
		December 31	December 31	December 31	December 31
	Interest rate	2004	2003	2004	2003
Capital lease
obligations:

Vehicles (linked
to C.P.I.)	5%-7%	139	1,253	70	782
Less: current
maturities		(133)	(980)	(70)	(705)
		6	273	-	77
International
Communication
Lines (linked
to the US$
exchange rate)	*LIBOR +0.5%	82,040	43,911	82,040	43,911
Less: current
maturities
(presented as
accounts payable)		(40,429)	(16,795)	(40,429)	(16,795)
		41,611	27,116	41,611	27,116

Other long-term
loans	PRIME + 0.2%	30,500	-	30,500	-

		72,117	27,389	72,111	27,193

*	The LIBOR rates ranges from 1.10% to 1.12%.

Amortization of assets held under capital leases is included as part of depreciation expenses.

Aggregate maturities are as follows:

As at
December 31
2004
2005	40,562

2006	39,481
2007	16,488
2008	7,176
2009	8,443
2010	529
72,117

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13 - Liability for Severance Pay, Net

The Company’s liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment.  The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company's net liabilities disclosed in the balance sheet represents the balance of the liability not funded as above:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Liability for severance pay	12,471	9,876	11,298	8,959
Less: amounts funded	(6,231)	(4,948)	(5,526)	(4,436)

	6,240	4,928	5,772	4,523

The expenses in respect to severance pay for the years ended December 31, 2004, 2003 and 2002 are NIS 1,631 (Company - NIS 1,395) NIS 2,372 (Company - NIS 2,162) and NIS 1,796 (Company - NIS 1,673), respectively.

Note 14 - Guarantees, Commitments and Contingent Liabilities

A.	License and regulations

1.
The Company received a license from the Ministry of Communications in Israel (hereinafter "MOC") on June 2, 2004 for a period of 20 years. The license grants the Company the right to provide international telephone services, subject to several conditions mentioned in the license.

Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

2.
The Company has received a license from the MOC which was renewed on January 24, 2002 for a period of five years. The license grants the Company the right to provide Internet and related services, subject to several conditions mentioned in the license.

Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

A.	License and regulations (cont'd)

3.
The Company expects to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, digital broadcast satellite (hereinafter - "DBS") providers and cable television companies as well as wireless communication companies.

During 2003, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions by all ISPs. Due to this market environment, the Company adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control over expenses.

The Company expects that the competition in the Internet industry will intensify, which, along with possible regulatory changes, may have an adverse effect on revenues and profitability.

In addition, during 2002, the cable television companies received a license to operate as an ISP.

B	Legal claims

1.
In July 2003 a lawsuit was filed against the Company by an Israeli company claiming for an alleged breach of agreement. The lawsuit seeks damages of NIS 300. In the Company’s management view, after consulting with its legal consultants, the Company’s position is fairly well established. A provision of NIS 100 has been recorded.

2.
From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

C.	Guarantees and assigned notes receivable

	December 31	December 31
	2004	2003
Guarantees in favor of:
Others*	10,892	547

	10,892	547

*
The amounts stated above represent the maximum undiscounted exposure to the Company, including a guarantee in the sum of NIS 10,111 in favor of the MOC related to the International telephony services license.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

D.	Subsequent to the balance sheet date, the Company entered a commitment to purchase network equipment amounting to approximately NIS 3,700.

E.	Subsequent to the balance sheet date, the Company entered a commitment to purchase network equipment amounting to approximately NIS 3,700.

1.            The Company leases office premises of 4,250 sq. m. for periods of up to ten years with a renewal option for an additional ten years. Future annual rental expenses under the agreement are approximately NIS 2,140 linked to the rate of exchange of the U.S. Dollar.

The Company's support department rented from a related party 250 square meters of office space in Ramat Gan, Israel. The facilities are leased from Eurocom Holdings until June 30, 2005 (see Note 17A).

In addition, MSN, the Company's subsidiary, was engaged in agreements for the lease of office premises of 325 sq. m. until December 31, 2003 (the termination of the first option period) for the year ended December 31, 2004 for the lease of 700 sq. m., and since January 1, 2005, for the lease of 800 sq. m. This is a sub-lease from GT, the Company's subsidiary. Future monthly rent for all the facilities leased by MSN is NIS 21 (US$ 4.9). Since January 1, 2004, MSN uses the premises on a monthly basis without renewing the lease agreement (this action is consistent with GT's lease agreement).

The Company has also entered into lease agreements for several sites at which part of the communications equipment is located.

Rental expenses were NIS 2,670 (Company - NIS 2,310), NIS 2,984 (Company - NIS 2,754) and NIS 2,516 (company - NIS 2,283), for the years ended December 31, 2004, 2003 and 2002, respectively.

2.
The Group has entered into motor vehicle operating lease agreements for the lease of 110 motor vehicles (Company - 87 motor vehicles) for a period of three years. The Group deposited NIS 598 (Company - NIS 454) pursuant to the terms of the operating lease agreements.

Future minimum lease payments are as follows (assuming renewal options will not be exercised):

	Consolidated
	As of December 31, 2004
	Vehicle leases	Office leases
2005	3,026	2,236
2006	2,565	2,236
2007	1,537	2,236
2008	24	2,236
2009 and thereafter	-	2,236

	7,152	11,180

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

F.	Special agreements

The Company has signed a long-term agreements with Barak I.T.C. (1995) Ltd. and Bezeq International Ltd., two of Israel’s long distance carriers, to purchase Rights Of Use (ROU) for international fiber optic lines until the year 2017, with the option to extend the agreement for an additional five year period.

According to the agreement, the Company is obligated to pay ROU charges for each new leased international line ordered in respect of each circuit in thirty-six (36) monthly installments.

As of the balance sheet date, the Company has operated 10 lines with Barak and an additional 2 lines with Bezeq International.

The Company presents the ROU purchase in its financial statements as a capital lease as part of other assets at the net sum of NIS 109,374.

Future installments -

2005	40,429
2006	32,299
2007	9,312

82,040

G.	The amount of liabilities which are secured by liens is:

	Consolidated	Company
	As of	As of
	December 31	December 31
	2004	2004
Short-term loans (current maturities of long term loans)	133	70
Long-term loans	6	-

	139	70

A lien has been placed on motor vehicles to secure the said liabilities, (see also Note 7).

H.
The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company’s Ordinary Shares (hereinafter - “options”) to the Company’s directors, officers and employees (hereinafter - “the 1999 Plan”). The exercise price of the options was determined at the issuance of the options (see Note 21A(6)).

The plan expired in August 2004 and no plan has replaced it yet.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

I.
The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

J.
The Company established with Microsoft an Israeli subsidiary: MSN Israel. The Company holds 50.1% of MSN Israel shares. The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The accumulated deficit of MSN Israel as at December 31, 2004 is NIS 31.5 million (US$ 7.3 million).

K.	Royalties commitment

The Company is obligated to pay royalties to the MOC in respect of revenues from its international telephone services pursuant to the Bezeq Regulations (Royalties), 2001.

The royalties are primarily calculated at the rate of 3.5%. As at December 31, 2004, the maximum amount of the Company's liability in respect of such royalties is estimated to be NIS 150 (US$ 35).

L.	Stamp duty

Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein.  In June 2003, the statute imposing stamp duty was amended.  Following this amendment, the Israeli Tax Authority has increased enforcement of this statute.  The amendment to the statute and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter.  In addition, under current legislation the stamp duty statute is expected to be gradually abolished until its complete cancellation in 2008.   To date, the Company has not received a demand for payment of stamp duty following this amendment.  The Company does not believe that any stamp duty that may be imposed on it as a result of this amendment will be material to the Company’s financial position or results of operations.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Additional Statement of Operations Data

A. Revenues

Revenues consist of:

	Consolidated			Company
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002
Access
revenues	156,385	146,906	156,336	153,755	136,523	153,973
International
telephone
services	9,381	-	-	9,381	-

Other revenues	53,811	32,736	27,982	17,207	20,871	15,079

	219,577	179,642	184,318	180,343	157,394	169,052

B. Cost of revenues

Cost of revenues consists of:

	Consolidated			Company
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002
Communication
services	29,985	32,920	41,635	27,950	32,882	41,645
Cost of
goods sold	6,744	6,035	5,622	6,744	4,951	5,622

	36,729	38,955	47,257	34,694	37,833	47,267
Salaries and
related expenses	32,440	28,358	25,167	27,233	24,292	21,923
Depreciation	10,683	10,421	11,367	8,571	7,941	9,672
Other	16,968	15,137	15,773	10,321	7,942	6,936

	96,820	92,871	99,564	80,819	78,008	85,798

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Additional Statement of Operations Data (cont'd)

C. Selling and marketing expenses

	Consolidated			Company
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002
Advertising and
marketing
expenses	40,751	17,512	13,702	39,844	21,680	16,261
Salaries and
related expenses	29,200	21,177	20,777	23,907	18,460	19,355
Depreciation	2,091	2,398	2,365	2,091	2,398	2,365
Other	1,113	306	281	-	-	-

	73,155	41,393	37,125	65,842	42,538	37,981

D. General and administrative expenses

	Consolidated			Company
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002
	NIS thousands
Professional fees	3,198	3,750	2,776	2,519	3,249	2,377
Salaries and
related expenses	13,086	10,259	7,940	9,818	8,801	7,017
Postal and
communication
expenses	897	2,188	2,227	918	2,155	2,302
Provision for
doubtful debts	828	80	1,942	367	(93)	1,612
Legal reserve,
net	(672)	309	(604)	(672)	-	(604)
Depreciation	1,593	1,676	1,622	1,593	1,576	1,539
Office
maintenance
and rent	3,610	2,599	3,925	3,329	2,312	3,518
Management
fee to related
party*	-	-	-	904	-	-

Other	1,718	1,047	1,381	1,034	959	951

	24,258	21,908	21,209	19,810	18,959	18,712

* See also Note 17(B)

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Additional Statement of Operations Data (cont’d)

E. Financing (income) expenses, net

Financing income, net, consists of:

	Consolidated			Company
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002
Interest
(expenses)
income on
short-term
loans from
banks and
others	(171)	(187)	(343)	(137)	25	(492)
Exchange rate
differentials
net of interest
on short-term
Bank deposits	79	(4,822)	1,852	79	(4,822)	1,913
Exchange rate
differentials
net of interest
on long-term
loans	133	537	(376)	200	537	(269)
Other, mainly
derived from
devaluation of
Trade
receivables and
trade payables	81	1,237	1,018	2,310	4,847	2,549

	122	(3,235)	2,151	2,452	587	3,701

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 16 - Income Taxes

A.     Adjustments for inflation

The Income Tax Law (Inflationary Adjustments) - 1985 (hereinafter - the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the tax laws is not always identical with such adjustment for financial reporting purposes based on opinions published by the Institute of Certified Public Accountants in Israel. As a result, differences arise between the inflation adjusted income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

B.	Amendments to the Income Tax Ordinance

On June 29, 2004, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) - 2004” (hereinafter - the Amendment). The Amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

The current taxes and the deferred taxes balances as at December 31, 2004 are calculated in accordance with the new tax rates specified in the Amendment. The effect of the change on the consolidated financial statements as at the beginning of 2004 is immaterial.

C.	The Company has received final tax assessments up to and including the 1999 tax year.

D.
Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index.

Income is taxed at the regular corporate tax rate - 35% for 2004.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 16 - Income Taxes (cont'd)

E.	Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on the pre-tax income at the statutory tax rate and the actual income tax provision is as follows:

	Consolidated			Company
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2004	2003	2002
Income before
income tax as
per income
statements	24,389	17,643	28,568	16,827	18,493	30,152
Primary tax rate	35%	36%	36%	35%	36%	36%
Tax calculated
according to
primary tax
rate	8,536	6,351	10,284	5,889	6,657	10,855

Increase in tax
resulting from:
Non-deductible
expenses	1,053	451	587	420	420	530

Change in
valuation
allowance in
respect of
deferred taxes	(9,371)	(9,343)	(10,001)	(6,378)	(6,602)	(10,715)

Other difference	(519)	606	(870)	69	(475)	(670)

	(8,837)	(8,286)	(10,284)	(5,889)	(6,657)	(10,855)

	(301)	(1,935)	-	-	-	-

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 16 - Income Taxes (cont'd)

F.        Deferred taxes comprise:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Tax loss carryforward	39,545	27,330	4,401	10,671
Accrued employee rights	2,495	2,389	2,236	2,173
Allowance for doubtful accounts	2,362	2,381	1,661	1,832
Deferred tax asset	44,402	32,100	8,298	14,676
Valuation allowance	*(41,816)	(30,165)	(8,298)	(14,676)

Net deferred tax asset	2,586	1,935	-	-

* The valuation allowance for December 31, 2004 includes NIS 21,022 regarding carryforward losses  of GT that was consolidated as of December 31, 2004.

Deferred tax assets for future benefits are included where their realization is more likely than not.

The Group has an operating loss carryforward for tax purposes, as of December 31, 2004 of approximately NIS 112,985 thousand consolidated - including the reconsolidated subsidiary Gold Trade with NIS 60 million (Company - NIS 11,377 thousand). The operating loss carryforward is linked to the Index and has no expiry date.

The Company's management has assessed its deferred tax asset and the need for a valuation allowance. Such as assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration.

In determining the potential requirement to establish a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of the Group's management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance on its deferred tax assets, except for two of its subsidiaries.

Note 17 - Related Parties

A.	Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (10% and over of the Company’s share capital) the Company’s management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17 - Related Parties (cont'd)

A.	Related party balances arise from the ordinary course of business and are as follows: (cont'd)

The Company conducts transactions with related parties as detailed below. Transactions with related parties are mainly as follows:

(a)           Communication services, inter alia via satellite, are conducted through a related party.
(b)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.
(c)	Reimbursement for actual expenses (certain employee compensation expenses, including in respect of the CEO and overhead) to the ultimate parent company.
(d)	Rental of certain office premises from a related party.
(e)	Advertising through a related party radio station.

Related parties' balances are presented as follows:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Debit balance (Note 5)	1,213	2,554	429	560
Credit balance (Note 11)	2,211	4,507	1,399	2,718

B.          Related party transactions were reflected in the statements of operations as follows:

	Consolidated		Company
	As at	As at	As at	As at
	December 31	December 31	December 31	December 31
	2004	2003	2004	2003
Revenues	3,290	1,973	1,870	3,621
Cost of revenues -
communications expenses	19	4,873	19	4,873
Participation in compensation and
other expenses	110	503	(407)	579
Rental expenses	275	281	275	281
Selling and marketing expenses -
advertising expenses	3,365	1,113	4,614	6,245
General and
administrative expenses -
Participation in compensation and
other expenses	972	677	417	520
Interest (income) expense	-	(60)	(2,013)	(2,859)

Note 18 - Financial Instruments

Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in one bank account in the sum of NIS 75,304, trade receivables, other receivables and long-term loans. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company’s customer base.

With respect to long-term loans, see Note 14(G).

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 - Segment Reporting

The Company has identified five reportable segments in 2004, i.e. the provision of Internet services, International telephony services, website content provision, portal operating and after sale activity, and operates in one geographic area, i.e. Israel.

The Company reported for the first time the International telephony services activity as a reportable segment

	Year ended December 31, 2004
		International
	ISP (1)	Telephony	Portal(3)	Website(4)	After sale(5)	Commerce(6)	Adjustments	Consolidated
		services(2)	operating	content	and others
External revenues for the segment	156,385	9,381	23,886	12,718	17,207	-	-	219,577
Internal revenues for the segment	-	-	4,924	-	-	-	(4,924)	-
Total revenues for the segment	156,385	9,381	28,810	12,718	17,207	-	(4,924)	219,577
Income (loss) from operations	18,315	(10,471)	4,351	5,973	7,178	-	(2)	25,344
Financial expenses								(5,194)
Financial income								5,316
Other expenses, net								(1,077)
Company's share in net loss of investees
From continued operations						(396)		(396)
Company's share in loss of a
subsidiary from discontinued operations						(4,763)		(4,763)
Tax benefit								301
Net income								19,531
Total assets for the segment	257,767	11,629	14,324	9,344	-	9,620	(2,661)	300,023
Total liabilities for the segment	166,719	2,696	45,817	6,585	-	37,166	(80,853)	178,130
Excess liabilities over assets in
investee companies for the segment	-	-	-	-	-	-	-	-
Total liabilities	166,719	2,696	45,817	6,585	-	37,166	(80,853)	178,130
Capital expenditure	78,734	11,629	2,316	170	-	-	-	92,849
Depreciation and amortization	18,569	950	2,016	321	-	-	-	21,856

(1) ISP-Internet Service Provider - Offering a wide range of Internet access and Internet services.
(2) International telephony services - Offering a wide range of International telephony services.
(3) Portal MSN Israel - The portal offers an electronic advertising media.
(4) Selling Internet content such as electronic newspaper, radio, anti virus and other related products.
(5) Selling products to the subscribers through a variety of on-line shopping and transactional opportunities.
(6) An e-commerce activity which enables the user to make transactions through the Internet

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 - Segment Reporting (cont’d)

	Year ended December 31, 2003
	ISP	Portal	Web site	After sale	Commerce	Adjustments	Consolidated
		operating	content	and others
External revenues for the segment	146,007	15,460	5,155	13,020	-	-	179,642
Internal revenues for the segment	899	6,257	82	-	-	(7,238)	-
Total revenues for the segment	146,906	21,717	5,237	13,020	-	(7,238)	179,642

Income from operations	13,363	1,419	3,149	5,534	-	5	23,470
Financial expenses							(10,831)
Financial income							7,596
Other expenses, net							(2,592)
Company's share in net loss of investees					(1,538)		(1,538)
Company's share in loss of a
subsidiary from discontinued operations					(3,737)		(3,737)
Tax benefit							1,935
Net income							14,303

Total assets for the segment	197,869	11,960	4,693	-	-	(518)	214,004

Total liabilities for the segment	84,983	45,600	8,131	-	-	(50,487)	88,227
Excess liabilities over assets in
investee companies for the segment	-	-	-	-	7,706	-	7,706
Total liabilities	84,983	45,600	8,131	-	7,706	(50,487)	95,933

Capital expenditure	62,020	1,688	68	-	-	-	63,776

Depreciation and amortization	13,705	2,363	158	-	-	(7)	16,219

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 - Segment Reporting (cont’d)

	Year ended December 31, 2002
	ISP	Portal	Web site	After sale	Commerce	Adjustments	Consolidated
		operating	content	and others
External revenues for the segment	155,403	8,900	4,935	15,080	-	-	184,318
Internal revenues for the segment	933	4,769	40	-	-	(5,742)	-
Total revenues for the segment	156,336	13,669	4,975	15,080	-	(5,742)	184,318

Income (loss) from operations	20,584	(4,396)	2,956	7,174	-	102	26,420
Financial expenses							(13,857)
Financial income							16,008
Other expenses, net	`						(3)
Company's share in net loss of investees					(1,530)		(1,530)
Company's share in loss of a subsidiary
from discontinued operations					(7,080)		(7,080)
Net income							19,958

Total assets for the segment	159,489	9,025	815	-	-	(277)	169,052

Total liabilities for the segment	41,838	41,247	9,338	-	-	(40,296)	52,127

Excess liabilities over assets in investee
companies for the segment	-	-	-	-	13,157	-	13,157

Total liabilities	41,838	41,247	9,338	-	-	(40,296)	62,584

Capital expenditure	10,874	2,692	19	-	-	-	13,585

Depreciation and amortization	13,450	1,828	157	-	-	(102)	15,333

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 20 - Discontinued Operation

In the end of 2004, Gold Trade's board of directors reached the decision to close down all its operations except the e-commerce activity P-1000 site. In addition, Gold Trade reached the decision in June 2002 to close down its operation in the line of business of imported merchandise sold through self produced mail order catalog.

The reclassification of the assets and certain liabilities was implemented based on specific allocations. Other liabilities were attributed according to a ration between the deficit derived from the continuing and discontinuing operations.

The reclassification of revenues and expenses to discontinued operations has been implemented on a specific basis with the exception of the financing expenses which were reclassified according to the ratio of liabilities attributed to discontinued operations.

The assets and liabilities of the discontinued operation are as follows:

	As at	As at
	December 31	December 31
	2004	2003
	NIS thousands	NIS thousands
Assets attributable to discontinued operations
Trade receivables, net	4,463	-
Other receivables	168	-
Intangible asset - client list*	-	-
	4,631	-
* The intangible asset - client list was attributed to
the ongoing operations.

Liabilities attributable to discontinued operations
Short-term bank loans	41	-
Account payable	944	-
Other payables	668	-
	1,653	-

The results of the discontinued operation are as follows:
	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2004	2003	2002
Revenues	-	-	-
Cost of revenues	-	-	-
Selling and marketing expenses	-	-	-
General and administrative expenses	-	-	-
	-	-	-
Loss from operations	-	-	-
Financing expenses, net	-	-	-
Net loss after financing expenses	-	-	-
Minority share in loss of subsidiary from discontinued
operations	-	-	-
Net loss from discontinued operation	-	-	-
Company's share in net loss of investees	(4,763)	(3,737)	(7,080)

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and Their
            Effect on the Financial Statements

A.
The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders' equity or cash flows of the Company and Consolidated, are set out below.

1.    Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

2.    Liability for severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2004 and 2003, such funded amounts were NIS 6,231 (Company - NIS 5,526), and NIS 4,948 (Company - NIS 4,436) respectively.

3.    Affiliate equity amendment deriving from application of U.S. GAAP as a correction to the financial statements under Israeli GAAP

According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company - Gold Trade ("GT") wrote down the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

In the past, GT termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, GT cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 GT identified that the reporting unit to which the goodwill is attributed was impaired. When GT applied the second step of the impairment test GT determined that the implied fair value of the goodwill is zero since GT had to attribute fair value to the customer list that was not previously recorded. This year, in its Israeli GAAP figures, GT continued to amortize this client list (previously titled "goodwill") amounting to NIS 3,980. Under US GAAP this asset was fully written off in 2002. (the Company's share of this amortization is NIS 1,921). The amortization described above is reversed in the reconciliation note.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 - Significant Differences Between Israeli GAAP and U.S. GAAP and their
          Effect on the Financial Statements (cont'd)

A.    (cont'd)

4.    Changes in exchange rate

According to Israeli GAAP, the effects of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows (see Note 21B.4).

5.    Loans in respect of capital leases

According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statement of cash flows as cash flows from financing activities as against investing activities from the acquisition of the fixed assets - financed by the lease.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 21B.3).

6.    Employee Stock Option Plan

The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company’s Ordinary Shares (hereinafter - “options”) to the Company’s directors, officers and employees (hereinafter - “the 1999 Plan”). The exercise price of the options was determined at the issuance of the options.

During 1999, the Board of Directors approved the grant of 653,793 options to the Company’s officers. According to the 1999 Plan, each employee shall receive equal numbers of options from each of the groups detailed below, without consideration, to be held in trust in accordance with the Israeli Income Tax Ordinance - Section 102.

Options (from all groups) which would not be exercised within the period of 63 months following the allotment date will expire. The following table summarizes the terms of the option groups:

Group	Vesting (in months)	Exercise price (in $)
A	12	10.8
B	24	9.6
C	36	8.4
D	48	7.2
E	60	6

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and their
            Effect on the Financial Statements (cont'd)

A.    (cont'd)

6.    Employee Stock Option Plan (cont'd)

Stock option activity during the period indicated is as follows:

	Number of	Weighted
	shares	average
		exercise price
	NIS	NIS
Balance at December 31, 2002	195,393	36.8
Granted	-	-
Forfeited	(28,650)	-

Balance at December 31, 2003	166,743	36.8
Granted	-	-
Forfeited*	(166,743)	-

Balance at December 31, 2004	-	-

*	As of December 31, 2004, the options expired according to the 1999 Plan provisions.

As applicable according to Israeli GAAP, employee stock compensation expenses are not recorded as long as options are not exercised.

Under U.S. GAAP, in accordance with the Accounting Principles Board (hereinafter - “APB”) No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 2,666 (expenses of NIS 102 for the year ended December 31, 2004, and income of NIS 109 for the year ended December 31, 2003, and expenses of NIS 530 for the year ended December 2002).

7.    Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and their
            Effect on the Financial Statements (cont'd)

A.    (cont'd)

7.    Consolidation of Variable Interest Entities (cont'd)

The Company, according to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, treated the investment in its affiliated company GT, a subsidiary of the Company until December 31, 2001. For the years ended December 31, 2002 through December 31, 2003, the Company accounted for its investment under the equity method. The Company has consolidated GT as of December 31, 2004.

Under the provisions of FIN 46R, the Company is required to consolidate GT for all years presented, due to a number of factors which indicate that the Company is the primary beneficiary of GT.

The Company has applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4,382.

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and their
            Effect on the Financial Statements (cont'd)

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements.

The following is summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

1.    Consolidated Balance Sheets

	Consolidated			Consolidated
	December 31, 2004			December 31, 2003
	Israeli	GAAP	U.S.	Israeli	GAAP	U.S.
	GAAP	reconciliation	GAAP	GAAP	reconciliation	GAAP
	Reported amounts*			Adjusted amounts**
	NIS thousands
						Restated***
Current assets
Cash and cash equivalents	75,637	-	75,637	81,891	10	81,901
Trade receivables, net	52,682	-	52,682	35,569	2,085	37,654
Other receivables	8,948	-	8,948	12,769	4,331	17,100
Deferred taxes	2,564	-	2,564	1,914	-	1,914

Total current assets	139,831	-	139,831	132,143	6,426	138,569

Investments
Investments in
investee companies	-	-	-	1,550	-	1,550
Deferred taxes	22	-	22	21	-	21

	22	-	22	1,571	-	1,571
Restricted assets for
employee termination
benefits	-	6,231	6,231	-	5,139	5,139

Property and
equipment, net	40,583	-	40,583	29,160	3,133	32,293

Other assets and
deferred charges	114,956	-700	114,256	51,130	-	51,130

Assets allocated to
discontinued operation	4,631	-	4,631	-	15,980	15,980

Total assets	300,023	5,531	305,554	214,004	30,678	244,682

*  With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** Restated

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and their
            Effect on the Financial Statements (cont'd)

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

1.    Consolidated Balance Sheets (cont'd)

	Consolidated			Consolidated
	December 31, 2004			December 31, 2003
	Israeli	GAAP	U.S.	Israeli	GAAP	U.S.
	GAAP	reconciliation	GAAP	GAAP	reconciliation	GAAP
	Reported amounts*			Adjusted amounts**
	NIS thousands
						Restated***
Liabilities
Current liabilities
Short-term bank loans	10,950	-	10,950	5,259	3,010	8,269
Accounts payable	73,383	-	73,383	36,591	677	37,268
Other payables	13,784	-	13,784	14,037	1,551	15,588
Total current liabilities	98,117	-	98,117	55,887	5,238	61,125

Long-term liabilities
Excess of liabilities over
assets in investees	-	-	-	7,706	(7,706)	-
Long-term loans and other
long-term obligations	72,117	-	72,117	27,389	-	27,389
Deferred revenues	3	-	3	23	-	23
Liability for severance
Pay	6,240	6,231	12,471	4,928	5,177	10,105
Total long-term liabilities	78,360	6,231	84,591	40,046	(2,529)	37,517

Liabilities allocated to
discontinued operation	1,653	-	1,653	-	41,610	41,610

Shareholders’ equity
Ordinary shares,
NIS 0.01 par value
(501,000,000 shares
authorized; 18,431,500
shares issued and fully paid
as at December 31, 2004)	197	-	197	197	-	197
Additional paid in capital	215,040	-	215,040	215,040	-	215,040
Capital reserve from
purchase of investee
company from a
related party	(15,709)	18,379	2,670		6,585	6,585
Capital reserve from
employee compensation
plan	-	2,666	2,666	-	2,564	2,564
Accumulated deficit	(77,635)	(21,745)	(99,380)	(97,166)	(22,790)	(119,956)
Total shareholders’ equity	121,893	(700)	121,193	118,071	(13,641)	104,430
Total liabilities and
shareholders' equity	300,023	5,531	305,554	214,004	30,678	244,682

*       With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**     Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***   Restated

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and their
            Effect on the Financial Statements (cont'd)

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

2.    Statement of operations

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2004	2003	2002
	Reported
	amounts*	Adjusted amounts**
		Restated***
Net income from continued operations according
to Israeli GAAP	24,294	18,040	27,038

Application of FIN 46R (A7)	(308)	(445)	5,673

Amortization of customer list (A3)	3,280	1,170	(5,130)

Application of APB 25 (A6)	(102)	109	(530)

Net income from continued operations according to
U.S. GAAP	27,164	18,874	27,051

Loss from discontinued operations according
to U.S. GAAP	(6,588)	(6,803)	(21,128)

Cumulative effect of change in accounting
principle	-	-	(4,382)

Net income in accordance with U.S. GAAP	20,576	12,071	1,541
Basic and diluted net income from continued
operations per share (in NIS) in accordance with
U.S. GAAP	1.47	1.02	1.47

Basic and diluted net loss from discontinued
operations per share (in NIS) in accordance with
U.S. GAAP	(0.36)	(0.37)	(1.15)

Basic and diluted cumulative effect of change
in accounting principle per share (in NIS)
in accordance with U.S. GAAP	-	-	(0.24)

Basic and diluted net income (loss) per share (in
NIS)in accordance with U.S. GAAP	1.11	0.65	0.08

*        With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see  Note 2C).
**      Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***    Restated

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 -   Significant Differences Between Israeli GAAP and U.S. GAAP and their
            Effect on the Financial Statements (cont'd)

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

3.    Condensed Cash Flows

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2004	2003	2002
	Reported
	amounts*	Adjusted amounts**
		Restated***
Net cash provided by continuing operating
activities	38,185	29,172	41,203
Applying FIN 46R	24,580	55	10,388
Changes in exchange rates	1,270	6,299	(6,394)
Net cash provided by continuing operating activities
according to U.S. GAAP	64,035	35,526	45,147

Net cash used in continued investment activities	(117,665)	(70,706)	(12,147)
Capital lease	39,177	42,997	-
Applying FIN 46R	10,627	24,280	(18,693)

Net cash used in continued investment activities
according to U.S. GAAP	(67,861)	(3,429)	(30,840)

Net cash provided by (used in) continued
financing activities	73,226	38,280	(31,528)
Capital lease	(39,177)	(42,997)	-
Applying FIN 46R	(30,521)	(9,488)	1,398
Net cash provided by continued financing activities
according to U.S. GAAP	3,528	(14,205)	(30,130)

Discontinued operations
Net cash provided by (used in) discontinued
operations according to U.S. GAAP	(4,696)	(14,860)	6,978

Changes in exchange rates	(1,270)	(6,299)	6,394

Changes in cash and cash equivalents	(6,254)	(3,254)	(2,472)

Changes in cash and cash equivalents
according to U.S. GAAP	(6,264)	(3,267)	(2,451)
*        With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see  Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***    Restated

Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 - Condensed Financial Statements of the Company in Nominal NIS (For Tax Purposes)

A.    Balance sheets

As at	As at
December 31	December 31
2004	2003

Current assets
Cash and cash equivalents	75,323	81,660
Trade receivables, net	37,723	26,601
Other receivables	7,408	10,539

Total current assets	120,454	118,800

Investments	8,675	-

Property and equipment, net	35,793	26,277

Other assets and deferred charges	112,559	50,238

Total assets	277,481	195,315

As at	As at
December 31	December 31
2004	2003

Liabilities
Current liabilities
Short-term bank loans	7,668	2,459
Accounts payable	69,414	*33,915
Other payables	8,742	*9,888
Total current liabilities	85,824	46,262
Long-term liabilities
Excess of liabilities over assets in subsidiaries	-	2,118
Long-term loans	72,111	27,193
Deferred revenues	3	23
Liability for severance pay, net	5,772	4,523
Total long-term liabilities	77,886	33,857

Shareholders’ equity (deficit)
Ordinary shares	184	184
Additional paid-in capital	200,983	200,983
Accumulated deficit	(87,396)	(85,971)
Total shareholders’ equity	113,771	115,196

	277,481	195,315

* Reclassified

Internet Gold - Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 - Condensed Financial Statements of the Company in Nominal NIS (For Tax Purposes) (cont’d)

B. Statement of operations

Year ended	Year ended
December 31	December 31
2004	2003

Revenues	180,343	159,472

Costs and expenses:
Cost of revenues	80,762	78,702
Selling and marketing expenses	65,779	42,971
General and administrative expenses	19,765	19,076

Total costs and expenses	166,306	140,749

Income from operations	14,037	18,723
Financing income (expenses), net	2,443	(1,848)
Other expenses, net	549	(9)

Income after taxes on income	17,029	16,866
Company's share in net loss of investee	(2,745)	(4,368)

Net income	14,284	12,498

Internet Gold - Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 - Condensed Financial Statements of the Company in Nominal NIS (For Tax  Purposes) (cont’d)

C. Statement of changes in shareholders equity

	Share capital
	Number of	Amount	Additional	Accumulated
	shares		paid-in capital	deficit	Total
	NIS 0.01 par value		NIS thousands
Balance as of
December 31,
2002	18,431,500	184	200,983	(98,469)	102,698

Changes
during 2003:

Net income
for the year	-	-	-	12,498	12,498

Balance as of
December 31,
2003	18,431,500	184	200,983	(85,971)	115,196

Changes
during 2004:

Capital reserve
from purchase of
investee company	-	-	-	(15,709)	(15,709)

Net income
for the year	-	-	-	14,284	14,284

Balance as of
December 31,
2004	18,431,500	184	200,983	(87,396)	113,771

List of principal investees and other companies
Annex A
Equity	Control
As at December 31, 2004

Subsidiaries

MSN Israel Ltd.	50.1%	50.1%

Internet Gold International Ltd.	100%	100%

Gold Mind Ltd.	100%	100%

Start-Net Ltd.	100%	100%

Gold Trade Ltd.	100%	100%

Item 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report.

Overview

We are a leading Israeli Internet service provider serving as of December 31, 2004, 339,146 residential subscribers and 3,510 business subscribers. We provide a wide array of Internet services tailored to meet the needs of our subscribers, including Internet access and other value-added services, e-commerce and content services.

We currently provide Internet services through a nationwide network providing dial-up, broadband, web hosting, web security and integration services. We offer a wide range of Internet access packages to meet the needs of our residential and business subscribers. We also offer related value-added Internet services, such as web faxing, virtual magazines, anti-virus, anti-spam and hosting, to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services at a varied range, we seek to develop both our residential and business subscriber base. In addition to providing Internet access and related services, we are a major operator in the portals and advertising market through our subsidiary MSN Israel (a joint venture with Microsoft Corp.) and in the e-commerce market through our e-commerce P1000 site.

From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all local ISPs, which resulted in reductions of service prices by all Internet service providers, or ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. We have decided to continue this policy during 2005. Due to the price reductions caused by the aggressive competition in the broadband market and the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted in the future.

On June 2, 2004 we received a license to provide international telephony services. We launched these services on August 7, 2004. The first service we offered was direct calls from Israel to the rest of the world (approximately 240 countries). We intend to offer supplemental services in the near future, such as pre-paid services, post-paid services and 1-800 services. We offer our services to residential and business subscribers. As of December 31, 2004 we had approximately 86,300 subscribers for these services.

The international telephony market, as well as the internet market, is a very competitive market. Due to the conditions of the market and the entrance of two new competitors (Netvision Ltd and Xfone), we have adopted an aggressive penetration strategy in order to gain subscribers and market share. At this time we are continuing to keep tight control on our expenses but it could be that this strategy could impact negatively on our profitability.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

We prepare our financial statements in accordance with Israeli GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 21 to our financial statements.

In accordance with applicable Israeli accounting principles, we maintain our accounts and present our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements were adjusted each time we published new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in NIS adjusted to December 2003 and constitute the starting point for our nominal financial reports as of January1, 2004. See Note 2C to the financial statements. Any additions made during 2004 are included according to their nominal values. This presentation of the comparative figures permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2004 of NIS 4.308 = $1.00.

The significant accounting policies that we believe are most critical to aid a reader in fully understanding and evaluating our financial condition and results of operation under Israeli generally accepted accounting principles are discussed below.

Revenue recognition.  Most of our revenues are derived from Internet access.  These revenues are recognized ratably over the period that services are provided.  Other revenues include international telephony services, website hosting, electronic commerce and advertising revenues.  Revenues from international carrier services are recognized according to minutes of traffic, Website hosting revenues are recognized as the services are performed.  Electronic commerce revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract. We consider revenue recognition to be critical since we have many revenue engines which involve subjective estimates by our management.

Revenues from sale agreements which do not include a general right of return and which include a number of elements such as: hardware, software and support agreements are split into separate accounting units and are recognized separately with respect to each accounting unit. An element constitutes a separate accounting unit if, and only if, it has a separate value to the customer and there is reliable and objective evidence regarding the fair value of all the elements of the agreement/the fair value of undelivered elements. Elements that are not split into an accounting unit due to non-fulfillment of the conditions specified above are grouped together under one accounting unit. Revenues from the various accounting units are recognized when the conditions for recognizing the revenues from the elements included in that same accounting unit according to their type have been fulfilled, and only up to the amount of the consideration that is not contingent upon the completion/execution of the other elements of the contract.

Revenues from the sale of software licenses are recognized when all the following conditions have been met: the software has been delivered to the customer, collection of the payment is probable, the amount of the contract has been or can be determined and there is objective and persuasive evidence of the contract and of our ability to allocate the consideration between the elements of the contract.

We evaluate our revenue recognition policy every quarter with respect to existing and new accounting principles. In addition, every quarter we examine the different parameters that may affect our revenues and their recognition, such as customer credits, accrued revenues and revenues from cooperation with third parties. According to these examinations we decide on the required changes, if any, in our revenue recognition policies. Based on our past experience, our policy was appropriate and did not require complex estimates.

Allowance for doubtful accounts. The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience. All accounts aged over 150 days and accounts which have been forwarded to our lawyers are considered as doubtful accounts and are recorded as such. We evaluate our guidelines every quarter and examine the material parameters that might affect the assessment of our doubtful accounts, such as the population tendency to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

"Impairment of Assets." In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment of Assets." The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet are not presented in an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. With respect to the implementation of this standard, subjective estimates are involved in the process of decision making. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method. As required under the Standard we evaluate its impact every quarter, review cash flow analysis, the market prices of our assets and other relevant estimates to ensure an adequate implementation of the Standard.

The Effect of New Israeli Accounting Standards in the Pre-Application Period

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In our estimation, the impact of the Standard on our results of operations, financial position and cash flows will not be material.

Business Background

We earn revenues from Internet access services and value-added Internet services, advertising on our portals, e-commerce and international telephony services. To date, we have generated most of our revenues from our Internet access services to residential, SOHO (small office and home office) and business subscribers. Internet access revenues primarily consist of monthly subscription for broadband and dial-up access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential, SOHO and business subscribers and the average price for our Internet access service per subscriber. At December 31, 2004 the number of our residential and SOHO subscribers was 339,146 a 9% growth rate in our residential and SOHO subscribers compared to December 31, 2003. The number of our business subscribers increased by 35% in 2004. The following table includes the number of our residential (including SOHO) and business subscribers in 2003 and 2004 (in thousands):

	2003	2004
Broadband	107	164
Dial-Up	63	31
Occasional	143	144
Total residential subscribers	313	339
Business subscribers	2.6	3.5

Most of our subscribers may cancel their subscriptions at any time. Some of our subscribers, who enter into annual, bi-annual or tri-annual contracts under special packages, are subject to certain penalty payments if they cancel during the contract period, including payments for the free benefits they received as part of the special package. Cash received from subscribers is applied to working capital when received.

We also earn revenues from value-added Internet services, such as global roaming, web hosting, web faxing, virtual magazines, anti-virus, anti-spam and online e-commerce site implementation. We earn revenues for these services based either on our fixed prices for the service or a negotiated fee. In addition, we earn revenues from portal advertising at negotiated fees.

In August 2004 we began to earn revenues from international telephony services. These revenues are generated from payments for the minutes used by subscribers. We offer monthly packages and offer discounts to subscribers. Our customers for these services include monthly subscribers and occasional users.

We bill for Internet access and for the international telephony on a monthly basis, which generally runs from the 20th day of the calendar month to the 19th day of the following calendar month. Revenues for services are accrued until the last day of the reporting period. Revenues for other services are recognized as the services are provided, including virtual magazines, anti-virus and website hosting and as products are delivered, including e-commerce activities. In cases where we assume responsibility for the goods sold in e-commerce transactions, we recognize the gross revenues. In cases where we act as a middleman we recognize the net commission as our revenues.

For both Internet access services and other services, we generally bill our residential subscribers on a monthly basis. Most of our residential subscribers pay us by credit card or a bank debit order. Business customers are billed on a monthly (or quarterly) basis, and we generally receive payment in full within 10 to 70 days of invoice.

Significant Costs and Expenses

Cost of Revenues. Our cost of revenues consists primarily of costs of communication services, salaries and related expenses, facilities costs and depreciation expenses. The communication services costs include costs for providing local telephone lines into our points of presence, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connection between our regional network operations centers, points of presence and the Internet backbone. We also include in the cost of revenues telecommunication services expenses related to the international telephony services. Since the launch of the international telephony service in August 2004 we have entered into agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

We believe that a high level of subscriber satisfaction with the speed and reliability of our network is not only essential for retaining subscribers, but also essential for attracting new subscribers through personal referrals. Accordingly, we have spent significant sums on trans-Atlantic leased lines, to ensure adequate bandwidth to the United States.

We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing our Internet access service and our international telephony services to our subscribers. Most of our technical staff is full-time salaried employees and most of our technical support staff is part-time salaried employees.

Our cost of revenues also includes the costs of facilities used to provide technical services and depreciation, principally in respect of our network equipment.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives, facilities costs related to sales and marketing and credit card commissions. Credit card commissions are merchant fees based on the percentage of our revenue earned through credit cards.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2004, we (excluding our subsidiaries) employed 293 full-time salaried employees and 542 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.

Financing Income (Expenses) Net. Net financing income (expenses) includes financing costs, interest income on our cash reserves and exchange rate differentials in real terms as well as devaluation of monetary assets and monetary liabilities. Beginning January 1, 2004 all of these items are stated in nominal values.

Income tax. We assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards before their expiration.

Non-Cash Charges. Under U.S. GAAP, but not under Israeli GAAP, we would recognize for the years ended December 31, 1999 through 2004, non-cash charges aggregating NIS 2.7 million ($ 0.6 million) according to Accounting Principles Board Opinion No. 25 (“APB 25”) on account of our Stock Option plan from 1999 (expenses of NIS 102 thousands for the year ended December 31, 2004, and income of NIS 109 thousands for the year ended December 31, 2003, and expenses of NIS 530 thousands for the year ended December 2002).

If in the future, we issue options under a stock option plan with exercise prices below fair market value at the time of issuance, U.S. GAAP, but not Israeli GAAP, would require us to recognize an additional non-cash charge with respect to such issuance.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004, including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this Report:

	Year ended December 31,
	2002	2003	2004
Revenues:
Access revenues	85%	82%	71%
International telephony services	-	-	4
Other revenues	15	18	25
Total revenues	100	100	100
Cost and expenses:
Cost of revenues	54	52	44
Selling and marketing expenses	20	23	33
General and administrative expenses	12	12	11
Total cost and expenses	86	87	88
Income from operations	14	13	12
Financing income (expenses), net	1	(2)	-
Other expenses, net	-	(1)	-
Net income after financing expenses	15	10	12
Income tax benefit	-	1	-

Year ended December 31,
2002	2003	2004

Net income after income tax benefit	15	11	12
Company’s share in net loss of investees	(1)	(1)	-
Minority interest in loss of a subsidiary	-	-	-
Net income from continued operations	14	10	12
Company's share in loss of investees from discontinued operations	(4)	(2)	(2)
Net income	10	8	10

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Under Israeli GAAP

Revenues. Revenues increased by 22% from NIS 179.6 million (US$ 41.7 million) for the year ended December 31, 2003 to NIS 219.6 million (US$ 51 million) for the year ended December 31, 2004. The increase is primarily due to revenues from the new 015 international telephony services that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities. We believe the growth rate of our revenues will improve in 2005, driven primarily by the continued expansion of our telephony and e-Advertising businesses, and due to the full year consolidation of our e-commerce P1000 site's revenues in 2005.

Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 71% of our total revenues for 2004, increased by 6% from NIS 146.9 million (US$ 34.1 million) for 2003 to NIS 156.4 million (US$ 36.3 million) for 2004. The increase is primarily due to our major efforts to keep our market share regardless of the sharp competition in the market. We expect that in 2005 our access revenues will remain at the same level, based on our forecasts regarding the development of the access services market in Israel.

International Telephony Services. Since the successful launch of our 015 international telephony service on August 7, 2004 we gained revenues of NIS 9.4 million (US$ 2.2 million) which represents 4% of our total revenues. We believe the growth rate of our revenues from this activity will improve substantially in 2005, driven primarily by the continued expansion of this activity by entering into supplemental activities in the market such as pre-paid, post-paid, calling card services and other related activities.

Other Revenues. Other revenues, which represented 25% of our total revenues for 2004, increased by 64% from NIS 32.7 million (US$ 7.6 million) for 2003 to NIS 53.8 million (US$ 12.5 million) for 2004. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities. We expect that our other revenues will increase in 2005, based on our market research findings that the interactive advertising market should increase in Israel in 2005 and due to the full year consolidation of our e-commerce P1000 site's revenues in 2005.

Cost of Revenues. Cost of revenues increased by 4% from NIS 92.9 million (US$ 21.6 million) for 2003 to NIS 96.8 million (US$ 22.5 million) for 2004. The increase is primarily due to costs of telecommunication services expenses related to the international telephony services. Since the launch of the international telephony service in August 2004 we entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world. We anticipate that our cost of revenues will increase in 2005, based on our forecasts and estimates of the growth of all of our major activities and due to the full year consolidation of our e-commerce P1000 site activity in 2005.

Selling and Marketing Expenses. Selling and marketing expenses increased by 77% from NIS 41.4 million (US$ 9.6 million) for 2003 to NIS 73.2 million (US$ 17 million) for 2004. The increase is primarily due to the initial intensive marketing campaign and other marketing activities for the launch of the new 015 international telephony service, and due to our market share strategy to extend our share of the broadband market, including our advertising campaigns. We expect that our selling and marketing expenses will increase in 2005 due to our continued implementation of our strategy to increase our market share in all of our activities and their related markets.

General and Administrative Expenses. General and administrative expenses increased by 11% from NIS 21.9 million (US$ 5.1 million) for 2003 to NIS 24.3 million (US$ 5.6 million) for 2004. The increase was primarily due to general expenses related to our new international telephony services and as a result of our initial and intensive preparations for this activity. We expect that our general and administrative expenses will increase in 2005, primarily due to expected increase in our revenues.

Financing Income (Expenses), Net. In 2004 we had net financing income of NIS 0.12 million (US$0.03 million) compared to net financing expenses of NIS 3.2 million (US$0.8 million) for 2003. Our financing income (expenses) are attributed to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines).

Other Expenses, Net. In 2004 we had net other expenses of NIS 1.1 million (US$ 0.26 million) compared with NIS 2.6 million (US$ 0.6 million) in 2003. Our other expenses are primarily attributable to Internet Gold International Ltd's recording of an additional impairment charge of NIS 1.6 million (US$0.4 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest. With this impairment charge Internet Gold International has written off its entire investment in Compulink and its operations can no longer adversely influence our results.

Income Taxes. As of December 31, 2004, we had a tax loss carry forward on a consolidated basis of approximately NIS 113 million (US$ 26.2 million) - including our reconsolidated subsidiary Gold Trade with a tax loss carry forward of NIS 60 million. We assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. We cannot be reasonably assured of our ability to further utilize the tax asset in the foreseeable future, except that we anticipate that we will be able to utilize Start-Net's tax loss carry forward for which we recorded a deferred tax asset of NIS 2.3 million (US$ 0.5 million). In 2003 we recorded deferred tax assets of Gold Mind's tax loss carry forward of NIS 1.9 million ($0.4 million). During 2004, we utilized most of Gold Mind's tax loss carry forward.

Company’s Share in Net Loss of Investees. In 2004 we recorded NIS 0.4 million (US$ 0.09 million) as our share in the net loss of investees from continued operations of our investees compared to NIS 1.5 million (US$ 0.35 million) in 2003. In 2004, we recorded NIS 4.8 million (US$ 1.1 million) as our share in the net loss of investees from discontinued operations of our investees compared to NIS 3.7 million (US$ 0.9 million) in 2003. At the end of 2004, Gold Trade's board of directors reached the decision to close down all of its operations except the e-commerce activity P-1000 site.

Net Income. We reported net income of NIS 19.5 million (US$ 4.5 million), for the year ended December 31, 2004 as compared to a net income of NIS 14.3 million (US$ 3.3 million) for the year ended December 31, 2003.

Under U.S. GAAP

Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

According to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, we treated the investment in our affiliated company Gold Trade, as a subsidiary of our company until December 31, 2001. For the years ended December 31, 2002 and December 31, 2003, we accounted for our investment under the equity method. During December 2004, we acquired all of the shares of Gold Trade from a related party and from others therefore we once again consolidated Gold Trade as a subsidiary as of December 31, 2004.

Under the provisions of FIN 46R, we were required to consolidate Gold Trade which met the definition of a VIE for all years presented, due to a number of factors which indicate that we are the primary beneficiary of Gold Trade.

We applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4.4 million (US$ 1 million).

Revenues. Revenues increased by 23% from NIS 185.6 million (US$ 43 million) for the year ended December 31, 2003 to NIS 228.8 million (US$ 53.1 million) for the year ended December 31, 2004. The increase was primarily due to revenues from our new 015 international telephony service that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

Other Revenues. Other revenues, which represented 28% of our total revenues for 2004, increased by 63% from NIS 38.7 million (US$ 8.9 million) for 2003 to NIS 63 million (US$ 14.6 million) for 2004. The increase was primarily due to the substantial growth of our interactive advertising and content-based value added services as well as intense efforts in after-sale activities.

Cost of Revenues. Cost of revenues increased by 4.5% from NIS 93.9 million (US$ 21.8 million) for 2003 to NIS 98.1 million (US$ 22.8 million) for 2004. The increase was primarily due to costs of telecommunication services expenses related to our new international telephony services. Since the launch of our international telephony service in August 2004 we have entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world. The differences between Israeli GAAP and U.S. GAAP relating to our cost of revenues expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Selling and Marketing Expenses. Selling and marketing expenses increased by 70% from NIS 46.4 million (US$ 10.8 million) for 2003 to NIS 78.7 million (US$ 18.3 million) for 2004. The increase was primarily due to the initial intensive marketing campaign and other marketing activities associated with our launch of the new 015 service, and due to the implementation of our market share strategy to extend our share of the broadband market, including the costs of our advertising campaigns. The differences between Israeli GAAP and U.S. GAAP relating to our selling and marketing expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R,

General and Administrative Expenses. General and administrative expenses increased by 12% from NIS 24.3 million (US$ 5.6 million) for 2003 to NIS 27.3 million (US$ 6.3 million) for 2004. The differences between Israeli GAAP and U.S. GAAP relating to our general and administrative expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R, the amortization of Gold Trade 's customer list of NIS 3.3 million compared to NIS 1.2 million in 2003 and the recording of compensation expenses under U.S. GAAP with respect to grants under our employee stock option plan as required under APB No. 25 - an expense of NIS 0.1 million in 2004 compared to income of NIS 0.11 million in 2003.

Financing Income (Expenses), Net. In 2004 we had net financing expenses of NIS 0.08 million (US$0.02 million) compared to NIS 3.6 million (US$0.84 million) for 2003. Our financing expenses were primarily attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). The differences between Israeli GAAP and U.S. GAAP relating to our financing expenses are due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Net Loss from Discontinued Operations. At the end of 2004, Gold Trade's board of directors reached the decision to close down all its operations except the e-commerce activity P-1000 site. In 2004 we recorded a net loss of NIS 6.6 million (US$ 1.5 million) net loss from discontinued operations compared to a net loss of NIS 6.8 million (US$ 1.6 million) in 2003.

Net Income. We reported net income of NIS 20.6 million (US$ 4.8 million), for the year ended December 31, 2004 as compared to a net income of NIS 12.1 million (US$ 2.8 million) for the year ended December 31, 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income are due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Under Israeli GAAP

Revenues. Revenues decreased by 3% from NIS 184.3 million (US$ 42.8 million) for the year ended December 31, 2002 to NIS 179.6 million (US$ 41.7 million) for the year ended December 31, 2003. The decrease was primarily due to the sharp competition in the market which resulted in lower access fees.

Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 82% of our total revenues for 2003, decreased by 6% from NIS 156.3 million (US$ 36.3 million) for 2002 to NIS 146.9 million (US$ 34.1 million) for 2003. The decrease was primarily due to the sharp competition in the market.

Other Revenues. Other revenues, which represented 18% of our total revenues for 2003, increased by 17% from NIS 28 million (US$ 6.5 million) for 2002 to NIS 32.7 million (US$ 7.6 million) for 2003. The increase was primarily due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

Cost of Revenues. Cost of revenues decreased by 7% from NIS 99.6 million (US$ 23.1 million) for 2002 to NIS 92.9 million (US$ 21.6 million) for 2003. The decrease was primarily due to our efforts in reducing the costs of international lines. Cost of revenues as a percentage of revenues decreased from 54% for 2002 to 52% for 2003.

Selling and Marketing Expenses. Selling and marketing expenses increased by 12% from NIS 37.1 million (US$ 8.6 million) for 2002 to NIS 41.4 million (US$ 9.6 million) for 2003. The increase was primarily due to costs incurred in implementing our market share strategy to extend our share of the broadband market, including our advertising campaigns.

General and Administrative Expenses. General and administrative expenses were similar to the expenses in the year 2002, NIS 21.2 million (US$ 4.9 million) for 2002 to NIS 21.9 million (US$ 5.1 million) for 2003.

Financing Income (Expenses), Net. In 2003 we had net financing expenses of NIS 3.2 million (US$ 0.7 million) compared to net financing income of NIS 2.2 million (US$ 0.5 million) for 2002. Our financing expenses were attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering.

Other Expenses, Net. Internet Gold International recorded an impairment charge of NIS 2.6 million (US$ 0.6 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest.

Income Taxes. As of December 31, 2003, we had a tax loss carry forward on a consolidated basis of approximately NIS 81.3 million (US$ 18.9 million).

Company’s Share in Net Loss of Affiliates. In 2003 we recorded NIS 1.5 million (US$ 0.3 million) of our share in the net loss of our affiliates from continued operations compared to NIS 1.5 million (US$ 0.3 million) in 2002. We also recorded NIS 3.7 million (US$ 0.9 million) of our share in net loss of our affiliates from discontinued operations compared to NIS 7.1 million (US$ 1.6 million) in 2002.

Net Income. We reported net income from continued operations of NIS 18 million (US$ 4.2 million), for the year ended December 31, 2003 as compared to a net income from continued operations of NIS 27 million (US$ 6.3 million) for the year ended December 31, 2002. We reported a net loss from discontinued operations of NIS 3.7 million (US$ 0.9 million), for the year ended December 31, 2003 as compared to a net loss from discontinued operations of NIS 7.1 million (US$ 1.6 million) for the year ended December 31, 2002. We also reported net income of NIS 14.3 million (US$ 3.3 million) for the year ended December 31, 2003 as compared to net income of NIS 20 million (US$ 4.6 million) for the year ended December 31, 2002.

Under U.S. GAAP

Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

Under the provisions of FIN 46R, we were required to consolidate the financials of Gold Trade which met the definition of a VIE for all years presented, due to a number of factors which indicated that we were the primary beneficiary of Gold Trade.

We applied FIN 46R by retroactively restating previously issued financial statements.

Revenues. Revenues decreased by 5% from NIS 194.6 million (US$ 45.2 million) for the year ended December 31, 2002 to NIS 185.6 million (US$ 43.1 million) for the year ended December 31, 2003. The decrease was primarily due to the sharp competition in the market which resulted in lower access fees.

Other Revenues. Other revenues were similar in both years, increasing from NIS 38.3 million (US$ 8.9 million) for 2002 to NIS 38.7 million (US$ 8.9 million) for 2003

Cost of Revenues. Cost of revenues decreased by 10% from NIS 103.4 million (US$ 24 million) for 2002 to NIS 93.9 million (US$ 21.8 million) for 2003. The decrease was primarily due to our efforts in reducing costs of our international lines. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Selling and Marketing Expenses. Selling and marketing expenses increased by 4% from NIS 44.8 million (US$ 10.4 million) for 2002 to NIS 46.4 million (US$ 10.8 million) for 2003. The increase was primarily due to the costs associated with the implementation of our market share strategy to extend our share of the broadband market, including the costs of our advertising campaigns. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

General and Administrative Expenses. General and administrative expenses were similar in both years, increasing from NIS 23.8 million (US$ 5.5 million) in 2002 compared to NIS 24.4 million (US$ 5.7 million) in 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Financing Income (Expenses), Net. In 2003 we had net financing expenses of NIS 3.6 million (US$ 0.8 million) compared to net financing income of NIS 2.1 million (US$ 0.5 million) for 2002. Our financing expenses were attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. The differences between Israeli GAAP and U.S. GAAP relating to our net income were due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Net Loss from Discontinued Operations. We reported a net loss from discontinued operations of NIS 6.8 million (US$ 1.6 million), for the year ended December 31, 2003 as compared to a net loss from discontinued operations of NIS 21.1 million (US$ 4.9 million) for the year ended December 31, 2002.

Net Income. We reported net income of NIS 12.1 million (US$ 2.8 million), for the year ended December 31, 2003 as compared to a net income of NIS 1.5 million (US$ 0.3 million) for the year ended December 31, 2002 (including a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4.4 million (US$ 1 million)). The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Quarterly Results of Operations

The following table sets forth our results of operations for our last eight quarters. The data has been derived from our quarterly earnings releases for those periods which, in the opinion of our management, have been prepared on substantially the same basis as the audited financial statements included in this report. The data for any quarter is not necessarily indicative of the revenues that may be expected for any future period. The percentage data shows revenues and expenses as a percentage of total revenues.

	Three Months Ended
	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	Adjusted amounts**				reported amounts*
	Unaudited
Revenues:
Access revenues	37,180	36,424	36,151	37,151	39,124	40,537	38,571	38,153
International telephony services	-	-	-	-	-	-	2,092	7,289
Other revenues	6,725	7,531	8,181	10,299	11,852	12,662	13,629	15,668
Total revenues	43,905	43,955	44,332	47,450	50,976	53,199	54,292	61,110
Cost and expenses:
Cost of revenues	24,267	23,468	22,797	22,339	22,566	21,625	25,344	27,285
Selling and marketing expenses	9,624	9,917	9,843	12,009	14,915	17,370	20,462	20,408
General and administrative expenses	5,144	5,408	5,478	5,878	5,830	5,481	6,572	6,375
Total costs and expenses	39,035	38,793	38,118	40,226	43,311	44,476	52,378	54,068
Operating income	4,870	5,162	6,214	7,224	7,665	8,723	1,914	7,042
Financing income (expenses), net	(1,058)	(5,721)	3,695	(151)	460	(549)	342	(131)
Other income (expenses), net	(4)	(12)	(2,587)	11	(642)	(856)	54	367
Net income (loss) after financing expenses	3,808	(571)	7,322	7,084	7,483	7,318	2,310	7,278
Income tax (expenses) benefit	-	2,465	(354)	(176)	(519)	(782)	(240)	1,842
Net income after income tax	3,808	1,894	6,968	6,908	6,964	6,536	2,070	9,120
Company’s share in net loss of investees	(278)	(459)	(48)	(753)	(398)	(210)	105	107
Net income from continued operations	3,530	1,435	6,920	6,155	6,566	6,326	2,175	9,227
Company’s share in net loss of investees from discontinued operations	(414)	(1,385)	(878)	(1,060)	(576)	(675)	(695)	(2,817)
Net income	3,116	50	6,042	5,095	5,990	5,651	1,480	6,410
Number of subscribers (at the end of the period):
Residential subscribers	307,136	305,314	305,261	312,256	318,889	322,863	324,035	339,146
Business subscribers	1,946	2,128	2,333	2,600	2,879	3,016	3,142	3,510

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Three Months Ended
Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004
(As percentage of total revenues)

Revenues:	100%	100%	100%	100%	100%	100%	100%	100%
Access revenues	85	83	82	78	77	76	71	62
International telephony services	-	-	-	-	-	-	4	12
Other revenues	15	17	18	22	23	24	25	26
Total revenues	100	100	100	100	100	100	100	100
Costs and expenses:
Cost of revenues	55	53	51	47	44	41	47	45
Selling and marketing expenses	22	23	22	25	29	33	38	33
General and administrative expenses	12	12	12	12	11	10	12	10
Total costs and expenses	89	88	85	84	84	84	97	88
Operating income	11	12	15	16	16	16	3	12
Financing income (expenses), net	(2)	(13)	8	-	1	(1)	1	-
Other income (expenses), net	-	-	(6)	-	(1)	(2)	-	1
Net income (loss) after financing expenses	9	(1)	17	16	16	13	4	13
Income tax (expenses) benefit	-	6	(1)	-	(1)	(1)	-	3
Net income after income tax	9	5	16	16	15	12	4	16
Company’s share in net loss of investees	(1)	(1)	-	(2)	(1)	-	-	-
Net income from continued operations	8	4	16	14	14	12	4	16
Company’s share in net loss of investees from discontinued operations	(1)	(3)	(2)	(2)	(1)	(1)	(1)	(5)
Net income	7	1	14	12	13	11	3	11

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror has been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic Conditions

In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, and Canada. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinition of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Impact of Devaluation on the NIS vs. US$ on Results of Operations, Liabilities and Assets

The dollar cost of our operations in Israel is influenced by the exchange rate of U.S. dollar. Devaluation or an increase in valuation of the NIS against the U.S. dollar might reflect on our results of operations.

The following table presents information about the devaluation of the NIS against the dollar:

Year ended December 31,	NIS devaluation rate %
2000	(2.7)
2001	9.3
2002	7.3
2003	(7.6)
2004	(1.6)

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.

As a result of the devaluation of the dollar in 2004, we recorded exchange rate expenses on our U.S. deposits of NIS 1.3 million (US$ 0.3 million).

We have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines).

According to a new accounting standard, Accounting Standard No. 12, on “Discontinuance of Adjustment of Financial Statements”, commencing January 1, 2004, the adjustment of financial statements were discontinued. Consequently, through December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, constituted the starting point for the nominal financial report as of January 1, 2004.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax at the rate of 35% of taxable income. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002 we incurred net operating losses. As of December 31, 2004, we had consolidated net operating loss carry forwards of approximately NIS 113 million (US$ 26.2 million) - including the reconsolidated subsidiary Gold Trade with NIS 60 million. Under current Israeli tax laws, operating loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income. Corporate Tax rates are declining gradually - in 2005-34%, 2006-32% and 2007-30%.

B. Liquidity and Capital Resources

Liquidity. We have required substantial capital resources to finance the construction of our network and to fund our operations. Historically we financed the construction of our network and funded our operations principally from cash flow from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

Working Capital. Our working capital as of December 31, 2004 was NIS 41.7 million (US$ 9.7 million) as compared to working capital of NIS 76.3 million (US$ 17.7 million) as of December 31, 2003. The decrease in our working capital is primarily due to the increase in current maturities of long-term obligations arising from our purchase of rights of use of international lines. This ratio shall further drop as we continue to lease additional lines.

The following table summarizes our cash flows for the indicated years:

	Year Ended December 31,
	2002	2003	2004
	Adjusted amounts**	Adjusted amounts**	reported amounts*
	(In thousand)
Net Income (loss)	19,958	14,303	19,531
Other adjustments for non-cash items	23,611	22,957	27,006
Net changes in assets and liabilities	(2,366)	(8,088)	(8,352)
Net cash provided by (used in) continued operating activities	41,203	29,172	38,185
Net cash provided by (used in) discontinued operating activities	-	-	-
Net cash provided by (used in) operating activities	41,203	29,172	38,185
Net cash provided by (used in) continued investing activities	(12,147)	(70,706)	(117,665)
Net cash provided by (used in) discontinued investing activities	(1)	-	-
Net cash provided by (used in) investing activities	(12,148)	(70,706)	(117,665)
Net cash provided by (used in) continued financing activities	(31,528)	38,280	73,226
Net cash provided by (used in) discontinued financing activities	-	-	-
Net cash provided by (used in) financing activities	(31,528)	38,280	73,226
Net increase (decrease) in cash and cash equivalents	(2,473)	(3,254)	(6,254)

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Net cash provided by operating activities was NIS 38.2 million (US$ 8.9 million) in 2004, net cash provided by operating activities was NIS 29.2 million (US$ 6.8 million) in 2003 and net cash provided by operating activities was NIS 41.2 million (US$ 9.6 million) in 2002. The increase in the net cash provided by operating activities in 2004 compared to 2003 is due to our continuing efforts to implement our profitability strategy.

Net cash used in investing activities was NIS 117.7 million (US$ 27.3 million) in 2004 and NIS 70.7 million (US$ 16.4 million) in 2003. Our investing activities have primarily involved purchases of rights of use for international communication lines presented as capital leases, network components, expansion of our network and computer hardware and software costs. The increase in our investing activities was primarily related to the purchase of seven international communication lines during 2004 in the total amount of NIS 69.2 million (US$ 16.1 million) which are presented as capital leases, and also due to the purchase of network components, expansion of our network and computer hardware and software costs in connection with our intensive preparations to provide international telephony services. In December 2004 we obtained long term loans of NIS 30.5 million (US$ 7.1 million) from banks (presented as cash provided by financing activities) and granted a loan in the same amount to Gold Trade to cover its obligations to its banks.

According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statements of cash flows as cash flows from financing activities rather than investing activities from the acquisition of assets financed by the lease. Under U.S. GAAP, this should be reflected as a non-cash financing activity.

Net cash provided by financing activities was NIS 73.2 million (US$ 17 million) in 2004 and NIS 38.3 million (US$ 8.9 million) in 2003. Our financing activities in 2004 included receipt of long-term loans from banks as mentioned above and long term loans with respect to the purchase of rights of use in international communication lines presented as capital leases.

Financing Arrangements. We have a credit line equal to the deposits that we hold with the First International Bank of Israel Ltd.. As of December 31, 2004, our deposits totaled NIS 75.3 million (US$ 17.5 million). The credit line is repayable on demand. As of December 31, 2004, NIS 10.8 million (US$ 2.5 million) was outstanding under the credit line. Long-term obligations to suppliers for the right of use of international lines are linked to the U.S. dollar exchange rate, and our long-term leasing agreements for cars are linked to the consumer price index and bear interest at annual rates ranging from 5% to 7%. As of December 31, 2004, there was NIS 41.6 million (US$ 9.7 million) outstanding under our long-term leasing arrangements.

The following table summarizes our bank debt as of December 31, 2002, 2003 and 2004:

	At December 31,
	2002	2003	2004
	Adjusted amounts**	Adjusted amounts**	reported amounts*
	(In thousand)
Short-term:
Credit	8,996	4,279	10,817
Current maturities of long-term loans under lease arrangements	1,461	980	133
Total short-term debt	10,457	5,259	10,950
Long-term:
Long-term loans maturities	1,330	273	30,506
Total long-term debt	1,330	273	30,506
Liabilities attributed to discontinued operations	-	-	1,653
Total debt	11,787	5,532	43,109

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Capital Expenditures. In 2004, we invested NIS 23.8 million (US$ 5.5 million) in fixed assets, which included purchases of network components, expansion of our network and computer hardware and software costs. During 2005, we expect to incur capital expenditures of approximately NIS 13 million (US$ 3 million) (not including the purchase of rights of use of the international lines), of which US$ 0.6 million of which is already subject to contractual obligations. We anticipate that these expenditures will be funded from our cash flow from operations and borrowings under credit facilities which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

Long Term Loans under Lease Arrangements. Our lease obligations as of December 31, 2004 were NIS 41.6 million (US$ 9.7 million), compared to NIS 27.4 million (US$ 6.4 million) for December 31, 2003. Such leasing obligations relate to rights of use of twelve international lines under financial lease arrangements and 24 motor vehicles that are under financial lease arrangements as well.

In December 2004, the monthly costs for the rights of use of international lines amounted to NIS 3 million (US$ 0.7 million) and the monthly rental costs for such vehicles amounted to NIS 90 thousands (US$ 20.9 thousands).

Based on our current operating plan, we believe that these sources will be sufficient to fund our operating activities, capital expenditures and other obligations through at least until June 2006. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional capital, whether debt or equity, when required, in sufficient amounts and on terms acceptable to us, our business, results of operations and financial condition could suffer. In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current shareholders would be diluted.

C. Research and Development, Patents and Licenses

We have not sponsored any material research and development activities in the last three fiscal years.

D. Trend Information

Recent Accounting Pronouncements Not Yet Fully Adopted

Israeli GAAP:

Accounting Standard No. 19 on "Taxes on Income"

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In our estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

U.S. GAAP:

FASB Statement No. 123 (Revision 2004), Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS 123R) that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for periods beginning after June 15, 2005. As of December 31,2004 we did not have any outstanding options that were granted to employees and have no assumption as to the amount of options that may be granted in the future. Accordingly, there is no expected impact of FAS 123R on our future results of operations.

E.  Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
Long-term debt obligations	-	-	-	-	-
Capital (finance) lease obligations	122,558	43,337	78,936	285	-
Operating lease obligations	18,332	5,262	10,834	2,236	-
Purchase obligations	3,700	3,700	-	-	-
Other long-term liabilities reflected on the company’s balance sheet under Israeli GAAP	-	-	-	-	-
Total	144,590	52,300	89,770	2,521	-

Not all items were recorded in our balance sheet at December 31, 2004. See Notes 12 and 14 of our Consolidated Financial Statements found elsewhere in this Report. We believe that we will be able to meet these obligations as they become due.

Item 3

Exhibit 12.1

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Eli Holtzman certify that:

1. I have reviewed this filing of the financial statements for the year ended December 31, 2004 on Form 6-K of Internet Gold -Golden Lines Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved]

(c) Evaluated the effectiveness of the registrant s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant s internal control over financial reporting that occurred during the registrant s most recent fiscal quarter (the registrant s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant s internal control over financial reporting; and

5. The registrant s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant s auditors and the audit committee of the registrant s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant s internal control over financial reporting.

Date: March 18, 2005

/s/ Eli Holtzman*
Eli Holtzman
Chief Executive Officer

* The originally executed copy of this Certification will be maintained at the Company s offices and will be made available for inspection upon request.

Item 4

Exhibit 12.2

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Doron Turgeman, certify that:

1. I have reviewed this filing of the financial statements for the year ended December 31, 2004 on Form 6-K of Internet Gold - Golden Lines Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved]

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 18, 2005

Doron Turgeman*
Doron Turgeman
Chief Financial Officer

* The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Item 5

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the financial statements for the year-ended December 31, 2004 of Internet Gold - Golden Lines Ltd. (the “Company”) on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eli Holtzman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Eli Holtzman*
Eli Holtzman
Chief Executive Officer
March 18, 2005

* The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Item 6

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the financial statements for the year-ended December 31, 2004 of Internet Gold - Golden Lines Ltd. (the “Company”) on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Doron Turgeman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Doron Turgeman*
Doron Turgeman
Chief Financial Officer

March 18, 2005

* The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By   /s/Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: March 18, 2005